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The views expressed on this website represent the opinions of Cruiser Capital and certain of its affiliates (collectively, "Cruiser Capital"), which beneficially own shares of Ashland Global Holdings Inc. (the "Company"), and are based on publicly available information with respect to the Company. Cruiser Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Cruiser Capital's conclusions. Cruiser Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Cruiser Capital disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. To the extent permitted by applicable law, Cruiser Capital shall not be responsible or have any liability for any misinformation contained in any third party report, SEC filing or other regulatory filing. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections or potential impact of the opportunities identified by Cruiser Capital herein are based on assumptions that Cruiser Capital believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer toy any security. These materials do not recommend the purchase or sale of any security. Cruiser Capital currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause Cruiser Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares.

Although Cruiser Capital believes the statements made in this website are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, to the extent permitted by applicable law, Cruiser Capital makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and, to the extent permitted by applicable law, Cruiser Capital expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigations and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media"). The view and opinions expressed in such Media are those of the authors(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of Cruiser Capital.

Cautionary Statement Regarding Forward-Looking Statements

The materials on this website contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "objectives," "may," "will," "should," "plans" and "intends," and the negative of these words or other comparable terminology, are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements express or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Cruiser Capital. Although Cruiser Capital believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Except to the extent required by law, Cruiser Capital will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statement herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Important Information

On January 7, 2019, Cruiser Capital Master Fund LP filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "proxy statement") and WHITE proxy card in connection with the 2019 Annual Meeting of Stockholders of Ashland Global Holdings Inc. (the "Company"). Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and is soliciting votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees"). **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed with the SEC by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company's stockholders of proxies in favor of the Nominees (the "Participants"): Cruiser

Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the Participants and their interests may be found in the proxy statement, as filed with the SEC on January 7, 2019 and incorporated herein by reference.**

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ELEVATE ASHLAND

We believe the addition of highly experienced chemical executives who are aligned with stockholders will help unlock value and Elevate Ashland.

We believe Ashland is a strategic asset with a unique franchise, but has suffered from a stagnation of the core business. There are significant opportunities to streamline the business and to grow the core business.

Change is needed and a greater owner-operated mentality is required to ensure these significant opportunities are captured. Therefore, we have nominated the following individuals who will stand for election at the contested 2019 Annual Meeting:

- Dr. Bill Joyce
- Allen Spizzo
- Patrick Gottschalk
- Carol Eicher

VOTE THE WHITE PROXY CARD TODAY!

NEW ASH BOARD MEMBERS



DR. WILLIAM H. JOYCE



ALLEN SPIZZO





View Board Member Details   ⊙

PRESS RELEASES AND NEWS

Cruiser Capital Sends Letter to Ashland Board of Directors
11.20.18   »

Cruiser Capital Preliminary Proxy
12.7.18   »

Cruiser Capital Criticizes Ashland Global's Recent Actions and Board Updates
12.17.18   »

Cruiser Capital Issues Letter to Ashland Stockholders
1.7.19   »

Cruiser Capital Definitive Proxy
1.7.19   »

See All Press Releases & News   ⊙

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ABOUT CRUISER CAPITAL

Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive shareholder value. Cruiser may be contacted at Info@Cruisercap.com

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NEW ASH BOARD MEMBERS



Dr. William H. Joyce

Dr. William H Joyce is Chairman and Chief Executive Officer of Advanced Fusion Systems LLC and the retired former Chairman of the Board and Chief Executive Officer of Nalco, Hercules Inc., Union Carbide Corporation and Vice Chairman of Dow Chemical.

Read More ◉



Allen Spizzo

Allen A. Spizzo, age 59, has been a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries, since November 2008, and he also serves as an investment advisor and asset management trustee.

Read More >



Carol Eicher

Carol Eicher is President and Chief Executive Officer of Innocor, Inc. Carol brings thirty years of manufacturing, commercial and executive leadership experience in the chemical industry.

Read More >



Patrick Gottschalk

Patrick Gottschalk is an experienced global business leader with over 30 years and currently is a director at Superior Plus (TSX:SPB). Mr. Gottshcalk is skilled at driving complex organizations to increase focus on key business improvement levers and increase value capture.

Read More >

Read More ⌄

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DR. WILLIAM H. JOYCE



Dr. William H Joyce is Chairman and Chief Executive Officer of Advanced Fusion Systems LLC and the retired former Chairman of the Board and Chief Executive Officer of Nalco, Hercules Inc., Union Carbide Corporation and Vice Chairman of Dow Chemical.

Dr. Joyce is an active member of scientific bodies and panels and was awarded the National Medal of Technology from President Clinton in 1993. He was elected to the National Academy of Engineering in 1994. Other accolades include the 2003 Perkin Medal from the Society of Chemical Industry and the Outstanding Achievement Award and Lifetime Award from the Society of Plastics Engineers in 2008. Dr. Joyce was selected as one of the hundred most successful engineers of the century by the American Institute of Chemical Engineers.

Dr. Joyce is a trustee of the Universities Research Association and serves as its Vice Chairman. He served as the elected chairman of the Society of the Plastics Industry and on the executive board of the American Chemistry Council. He was a director and audit committee chairman of CVS, a director of El Paso, Celanese, Reynolds Metal, and a current director of Hexion. He was one of the first Board Leadership Fellows of the National Association of Corporate Directors.

Dr. Joyce received a BS in Chemical Engineering from Penn State University, and an MBA with distinction and a PhD in Business, both from New York University. At graduation he received the McDowell award as the outstanding graduate student relating to his doctoral studies at New York University.

Selected Professional Experiences

He led the turnaround of Union Carbide Corporation, a Dow Jones 30 Industrial company, which was facing bankruptcy. Share price under the improvement program moved from four ($4.00) dollars a share to $66 in 7½ years. This improvement was driven by cost reduction without reducing the headcount of plant or sales employees.

He led a turnaround of Hercules which had broken its bank covenants, lost a proxy fight, and declared impossible to fix by the past president who was brought back to fix the company. Share price stopped its freefall as the program started and the share price moved from $6 to $15 in one year. Earnings continued to improve but new lawsuits that emerged relating to asbestos from a business divested 30 years ago stopped the price appreciation of shares. The company with continually improving earnings, was able to carry and pay off the lawsuits without a share price drop and emerged successfully.

He led the turnaround of Nalco which, while profitable, had not grown in 20 years. Under the improvement program the company reached double-digit growth in one and a half years. The value per share rose seven times to $25.00 per share. One dollar initially invested in Union Carbide with proceeds re-invested first in Hercules and then again in Nalco would show a return in excess of $400 over the 14 ½ years.

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ALLEN SPIZZO



Allen A. Spizzo, age 61, has been a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries, since November 2008, and he also serves as an investment advisor and asset management trustee.

He served as Vice President and Chief Financial Officer of Hercules Incorporated (formerly NYSE: HPC) ("Hercules"), a former S&P 500 company, from March 2004 until the company was sold to Ashland Inc. in November 2008. He served as Vice President, Corporate Affairs, Strategic Planning and Corporate Development of Hercules from July 2002 to March 2004. He served as Vice President, Investor Relations and Strategic Planning of Hercules from 2000 to July 2002. Prior to that, he served in other capacities with Hercules since 1979. Mr. Spizzo received a BS in Chemical Engineering from North Carolina State University and an MBA from University of Akron.

Mr. Spizzo currently serves on the Board of Directors and is a member of the Audit Committee andis the Chair of the Compensation Committee for Ferro Corporation (NYSE: FOE), a global specialty materials business. Mr. Spizzo also servesd on the Board of Directors of Global Specimen Solutions, Inc., a privately held informatics company serving the pharmaceutical and biotech industries headquartered in Raleigh, North Carolina until its sale to LabCorp in 2017. Mr. Spizzo recently served on the Board of Directors of OM Group, Incorporated (formerly NYSE: OMG), a global specialty chemicals and materials company, until its sale in 2015 and A. Schulman (SHLM), a global plastic compounding company until its sale in 2018.

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CAROL EICHER



Carol Eicher was most recently the President and Chief Executive Officer of Innocor, Inc. Carol brings thirty years of manufacturing, commercial and executive leadership experience in the chemical industry. Throughout her career, she has led global specialty chemicals businesses serving a broad array of end use markets from construction and infrastructure to household and personal care. Carol was most recently at Dow Chemical, where she was Business President for Coatings and Construction, a $5 billion global business.

Prior to joining Dow, through the acquisition of Rohm and Haas, Carol was an executive officer and held multiple business leadership roles at Rohm and Haas and Ashland, Inc. She began her career at DuPont spending thirteen years in manufacturing leadership roles.

Carol serves as Treasurer of Fairmount Park Conservancy, the non-profit responsible for raising funds to support marketing and infrastructure development in the 10,000 acre public green space owned by the City of Philadelphia.

She is a director of Tennant Company, serving on the Audit Committee and Chairing the Governance Committee. Carol obtained her Bachelor's degree in chemical engineering from the University of Pennsylvania in Philadelphia and her MBA from York College of PA.

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PATRICK GOTTSCHALK



Patrick Gottschalk is an experienced global business leader with over 30 years and currently is a director at Superior Plus (TSX:SPB). Mr. Gottshcalk is skilled at driving complex organizations to increase focus on key business improvement levers and increase value capture.

While working at two of the leading Material Science companies (Union Carbide and Dow Chemcial) Mr. Gottschalk was specifically selected to lead three different turn around opportunities as Business Director, Vice President and finally Division President. Mr. Gottschalk approach in each case focused on strong fundamental execution (sales, manufacturing, safety, capital allocation and quality) and then focusing the business on key areas with competitive advantage to increase growth. Cumulative value growth (NPV) exceeded $1B for these businesses.

Mr. Gottschalk selected by Dow Chemical to serve as Chairman of the Board for Union Carbide, a wholly owned subsidiary, which he served on from 2007-2012.

Mr. Gottschalk resides in Philadelphia and is a trustee of the Sheehan Charitable Foundation

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MATERIALS FOR SHAREHOLDERS

PRESS RELEASES AND NEWS

Cruiser Capital Sends Letter to Ashland Board of Directors
11.20.18

Cruiser Capital Preliminary Proxy
12.7.18

Cruiser Capital Criticizes Ashland Global's Recent Actions and Board Updates
12.17.18

Cruiser Capital Issues Letter to Ashland Stockholders
1.7.19

Cruiser Capital Definitive Proxy
1.7.19

Contact Us

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Cruiser Capital Sends Letter to Ashland Board of Directors

Believes Ashland is Undervalued and Worth Well in Excess of $125 per Share

Troubled by Ashland's Lack of Engagement with Highly-Qualified Industry Veterans and Shareholders – like Dr. Bill Joyce and Allen Spizzo

Concerned that Company will Undertake Premature M&A Activity Before Fixing its Long-Standing Problems – Depriving Existing Shareholders of Significant Value

In Cruiser's View, Ashland Continues to Exhibit Persistent Operational Underperformance and Lack of Urgency to Improve

Cruiser Believes New Voices with Shareholder-Aligned Perspectives are Needed and has Nominated Four Highly Qualified Executives to Ashland's Board of Directors

New York, NY – (November 20, 2018) – Cruiser Capital Advisors, LLC ("Cruiser"), the beneficial owner of approximately 2.5% of the shares of Ashland Global Holdings Inc. ("Ashland" or "the Company") (NYSE: ASH), today issued a public letter to the Ashland Board of Directors (the "Board") outlining Cruiser's concerns.

The full text of the letter is below:

November 20, 2018

Attn:
William A. Wulfsohn, Chairman and CEO
Barry Perry, Lead Independent Director
Brendan Cummins, Head Governance and Nominating Committee

Ashland Global Holdings Inc.
50 E. Rivercenter Boulevard
Covington, Kentucky 41011

Dear Bill, Barry and Brendan,

Cruiser Capital Advisors, LLC ("Cruiser") is a significant shareholder of Ashland Global Holdings Inc. ("Ashland" or the "Company") (NYSE: ASH). As shareholders in Ashland, we are troubled by what we see as the Company's persistent inability to maximize value for shareholders and realize the full potential of Ashland, as reflected in our discussion below.

We believe that **Ashland is worth well in excess of $125+ per share.** We are concerned that rather than execute on the substantial cost savings, revenue growth and margin expansion opportunities that we believe are necessary to maximize Ashland's potential, the Board will **take the easiest path available and sell Ashland at a sub-optimal price**.

Unfortunately, the Company has consistently traded at a discount to its intrinsic value primarily due to long-standing operational issues. Ashland's expenses are disproportionately high with nearly $300 million of corporate costs[1], management has not achieved margin targets that have been in place for over four years, and organic EBITDA growth has been anemic for the past five years.

The long-standing nature of the company's operational underperformance is why we have put forth four nominees for Ashland's Board of Directors (the "Board") – Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher. All are accomplished industry veterans with deep expertise in maximizing operational efficiencies and improving work processes. These nominees are aligned with shareholders to see Ashland succeed. **This year alone, our nominees have purchased more Ashland common stock than all of Ashland's directors and management team combined. In fact, we believe that no director has purchased common stock in the last 10 years.**

Ashland has Refused to Engage Constructively with Shareholders Dr. Joyce and Allen Spizzo

Beginning in July 2018, Cruiser Capital recommended to Ashland's management team and Board that they speak with Dr. Joyce and Mr. Spizzo. **To date, more than five months later no one from management or the Board has spoken to Dr. Joyce or Mr. Spizzo about their perspective on how to improve the company.**

We recommended that Ashland speak with Dr. Joyce and Mr. Spizzo because we believe these shareholders have valuable insights into how Ashland could both improve operating efficiency, and grow revenues and margins without necessarily firing employees. They have an intimate knowledge of Ashland's business and have successfully operated some of Ashland's key assets. Therefore, their perspective could be quite valuable to Ashland. The Company however, has repeatedly refused to speak to them in their capacity as shareholders. **We cannot help but wonder, what is so intimidating about meeting with Dr. Bill Joyce and Allen Spizzo?**

Dr. Joyce needs no introduction. He is one of the single most respected minds in specialty chemicals. He was previously the CEO of Union Carbide, Nalco Holding Company, and, as you know well, Hercules, Inc. – which is today one of the largest contributors to Ashland's EBITDA. He currently sits on the Board of Hexion, which is controlled by one of the world's most sophisticated private equity firms. Most recently he acted as a Consultant to the CEO and Advisor to the Board at A. Schulman. The Chairman and CEO there publicly lauded his work on their fiscal fourth quarter 2017 earnings call:

> *"We have also added Dr. Bill Joyce, a renowned chemicals industry executive as a Senior Adviser to the Board and Consultant to the company…. **I am excited to have access to his unique insight and experience and believe Bill will continue to be an excellent resource for us as we look for additional opportunities for improvement and growth.**"*

A. Schulman's enthusiasm for Dr. Joyce stands in stark contrast to the stance of Ashland's Board and management, who have refused to even speak with him.

---

[1] Ashland Investor Presentation, 7/31/18: https://investor.ashland.com/static-files/7848f09e-dad9-49b6-bc6b-a9b227fe2f7b

Allen Spizzo was the former CFO of Hercules, Inc. where he held leadership positions for over 15 years. He is clearly an experienced leader with unique insights into Ashland's dynamics. He serves on the Board of specialty chemical company Ferro Corp. (FOE).

There is no question Bill Joyce and Allen Spizzo are aligned with shareholders and are motivated to create shareholder value at Ashland.

Along with successful industry executives Carol Eicher and Pat Gottschalk, both Dr. Joyce and Mr. Spizzo are now nominated to be elected by shareholders as directors to the Ashland Board at the upcoming contested election at the 2018 Annual Meeting of Shareholders (the "Annual Meeting"). We strongly believe that shareholders will enthusiastically welcome their contributions.

Ashland is Severely Undervalued

Ashland is operating in a sector that has material secular tailwinds. Its competitive position is strong, yet its margins are sub-standard, and so is its trading multiple. Ashland trades at 10x EBITDA, a significant discount to ingredient and specialty chemical companies who trade at over 13x. We note that Croda International Plc (LSE: CRDA.L), which was reportedly in M&A discussions with Ashland earlier this year, trades at 16x EBITDA.

This discount exists because of long-standing operational issues that are detailed below. We believe Ashland's EBITDA can be substantially elevated which will in turn improve Ashland's multiple -- creating a multiplier effect to Ashland's valuation.

We believe Ashland's EBITDA[2] should be at least $700 million given its margin improvement opportunities. As the below table highlights, Ashland would be worth $126 per share based on $700 million of EBITDA and an industry average 13x multiple. However, Ashland is a unique franchise and should aspire to best in class margins and valuation, not simply industry averages.

Ashland Valuation Potential [(1)]

	EBITDA				
	650	675	700	725	750
10.0x	$84	$88	$92	$96	$100
11.0x	$95	$99	$104	$108	$112
12.0x	$105	$110	$115	$120	$124
13.0x	$116	$121	$126	$131	$136
14.0x	$126	$132	$137	$143	$148
15.0x	$136	$142	$148	$154	$160
16.0x	$147	$153	$160	$166	$172

Note (1): Pro-forma for sale of Composites and the Marl BDO facility. Net debt of $1.2bn based on $1bn of net proceeds, share count of 62.4mm shares

Ashland has Demonstrated Persistent Operational Underperformance

Today's reality is that Ashland:

---

[2] Pro-forma for sale of Composites and the Marl BDO facility

1) Has an excessive cost structure, with a current cost reduction program that is inadequate
2) Has been unable to achieve its own Ashland Specialty Ingredient "ASI" margin targets
3) Has exhibited years of anemic EBITDA growth

1) Excessive Cost Structure & Inadequate Cost Reduction Initiative

On May 1, 2018, management announced a new $120 million headline cost reduction initiative[3]. However, $70 million of these cost reductions are related to businesses that are being sold where the majority of these costs are expected to be transferred with the divested assets (note A in the table below). Therefore, **the actual cost reduction is much less than the headline $120 million – only $50 million of costs are targeted at ASI** (note B), of which only $20 million are targeted to be achieved in FY 2019.

Management's $50 million cost reduction is inadequate and should be in excess of $100 million.

Ashland recently disclosed[4] $283 million of corporate costs labeled as "distributed costs" shown in the table below (note C). The importance here is Ashland's business units are burdened with high levels of corporate overhead. ASI, the only remaining business unit following the sale of Composites and I&S, is saddled with an additional $162 million (note C) of corporate costs, e.g. ~7% of 2018 ASI sales. **The current targeted cost savings do not address any of the $162 million of corporate allocated costs to ASI**, nor the $50 million of legacy unallocated costs.

As a result of this corporate burden, Ashland has consolidated pro-forma SG&A expense ratio of 23%[5] of sales versus peers that have SG&A levels of 13%-14%.

Ashland LTM 6/30/18 SG&A Profile[(1)]

			Divesting		Legacy	
USD in millions		**ASI**	**Composites**	**I&S**	**Unallocated**	**Total**
Business direct	B <<	268	54	A 8	-	330
Distributed costs	C <<	**162**	**51**	**20**	**50**	**283**
Sub-total (Addressable SG&A)		430	105	28	50	613
Amortization		91	1	3	-	95
Total SG&A Expense		**521**	**106**	**31**	**50**	**708**

(1) Last twelve months (LTM) ended June 30, 2018

Even with management's current cost reduction plan of $50 million it only reduces pro-forma consolidated SG&A to 21% - which still materially lags peers.

2) Unable to Achieve Margin Targets that Have Been in Place for Four Years

---

[3] Ashland Press Release, 5/1/18: https://investor.ashland.com/news-releases/news-release-details/ashland-reports-preliminary-financial-results-second-quarter

[4] Ashland Investor Presentation, 7/31/18: https://investor.ashland.com/static-files/7848f09e-dad9-49b6-bc6b-a9b227fe2f7b

[5] Based on ASI FY 2018 sales of $2,470mm

When assessing Ashland's margin targets, context is critical. Management has been unable to achieve its ASI EBITDA margin target of 25%-27%. This margin target has been in place since at least early 2014. Current management has had this target in place for four years since Bill Wulfsohn became CEO on January 1, 2015.

ASI had an EBITDA margin of 23.2% in FY 2018 compared to 23.3% margins in FY 2015.

	2015	2016	2017	2018	Target ASI Margin
ASI Adj. EBITDA Margin	23.3%	22.8%	22.2%	23.2%	25-27%

Consider some of management's aspirational statements regarding ASI's EBITDA margin target over the years:

> *January 28, 2014: From an ASI perspective, what we've said in the past **is in the 25% to 27% range**. And if you look across the spectrum of high-quality, top quartile specialty chemical companies, I think that's what you'd expect to find and see, and with the growth profile that also goes along with that and that's exactly what we're creating here.[6]*

> *April 30, 2015: My [Bill Wulfsohn] first priority was to ensure that we delivered against our near and midterm financial EBITDA margin growth targets.[7]*

> *November 11, 2015 (Analyst Day): Our targets for that business are 25% to 27%. We continue to believe that, that is imminently achievable as we continue to grow these core technology platforms and really focus on those.[8]*

> *August 8, 2018: In addition, to accelerate Specialty Ingredients' path to achieve its targeted 25% to 27% EBITDA margins, we will eliminate at least $50 million or 200 basis points of direct segment cost.[9]*

There has been limited progress made toward this margin target over the past four years. Achieving ASI EBITDA margins of 25%-27% has been "imminent" for years, according to the Company, and is now targeted to be achieved by 2021. Shareholders should not have to wait another three plus years for the Company to achieve adequate profitability.

None of this discussion focuses on Ashland's most exciting opportunities which are to grow sales and profits.

3) Anemic EBITDA Growth

ASI EBITDA has declined since 2014 excluding the May 2017 $680 million Pharmachem acquisition. Including Pharmachem, ASI EBITDA has grown at only a 2% annual rate over the past four years.

In our view, the Company needs to be streamlined, pro-active and engaged with customers to develop new products to drive meaningful growth.

---

[6] Ashland Q1 2014 Earnings Call
[7] Ashland Q2 2015 Earnings Call.
[8] Ashland Analyst Day, November 11, 2015.
[9] Ashland Q3 2018 Earnings Call.

	2014	2015	2016	2017	2018	2014- 2018 CAGR
Pharmachem EBITDA[1]	-	-	-	NA	65	
Core EBITDA	529	527	476	493	509	(1.0%)
Total Adj. EBITDA	**529**	**527**	**476**	**493**	**574**	**2.1%**

Note (1) Pharmachem acquisition closed May 2017; $65mm of EBITDA per management in FY 2018 the first full year of contribution

New Voices – Including Operators and Strategic Leaders with Proven Sector Experience and Success – are Needed on the Ashland Board to Represent All Shareholders

We believe Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher are fully aligned with shareholders. In addition, they are industry experts, have driven shareholder value creation at other chemical companies, and are incentivized to see Ashland succeed.

Their summary biographies are:

- **Dr. Bill Joyce** was the CEO of Union Carbide, Nalco Holding Co., and currently sits on the Board of Hexion Inc., which is controlled by one of the world's most sophisticated private equity firms. Additionally, as you know well, he is the former CEO of Hercules, Inc. – which is today one of Ashland's largest contributors to EBITDA. Most recently he acted as a Consultant to the CEO and Advisor to the Board at the chemical company A. Schulman, Inc., where the CEO publicly lauded his work on their earnings call earlier this year.

- **Allen Spizzo** is a former executive and CFO of Hercules, Inc. where he worked in various leadership capacities for over 15 years. As you know, Hercules is a key asset of, and EBITDA contributor to, today's Ashland Specialty Ingredients business. He is currently a director of Ferro Corp (NYSE: FOE), a leading specialty coatings business, where he is Chair of the Compensation Committee and serves on the Audit Committee. He also served on the Boards of public chemical companies A. Schulman (SHLM) and OM Group (OMG).

- **Pat Gottschalk** is the former Chairman and CEO of Union Carbide and has also served as President of Dow's multi-billion dollar coatings, monomers and plastic additives business. He has more than 30 years of experience as a global business leader and is currently a director of Superior Plus Corporation (TSX: SPB).

- **Carol S. Eicher** was most recently the President and Chief Executive Officer of Innocor, Inc. where she led its integration, growth and ultimate sale, generating a <4x return for her investors Ms. Eicher brings thirty years of manufacturing, commercial and executive leadership experience in the chemical industry, having had senior leadership positions at Dow Chemical (NYSE: DWDP), Rohm and Hass, Ashland Chemical Company, and E.I. DuPont de Nemours (NYSE: DD-B). She currently serves as a director at Tennant (NYSE: TNC) where she chairs the Governance Committee; is a director at Aurora Plastics where she serves on the Audit Committee; and, is a former director of A. Schulman (SHLM) prior to its sale to LyondellBasell Industries (NYSE: LYB) in August 2018.

These nominees would, in our view, bring extremely valuable perspectives and expertise to the Company.

<u>Elevating Ashland: Moving Forward</u>

Since November 2017 we have made several requests to address the Board, all of which you have declined: even after initially agreeing to let us do so. We have told Ashland privately that we have significant concerns about the Company's corporate governance and oversight. We note too that we question the conclusions of the TSR metrics Ashland presented on its recent earnings call and in its most recent press releases. Lastly, we are concerned that the Board's review of highly-qualified director nominees will merely be perfunctory. We plan to address these and other matters directly in the near future.

Ashland is now set to receive $1 billion of net proceeds following the completion of the recently announced sale of Composites and Marl BDO facility, making well-informed Board perspectives on capital allocation decisions critical. In March, the Company authorized a $1 billion share repurchase. We hope that the Board will not deviate from these plans.

The bottom line is this: We believe Ashland deserves more. Great opportunity exists at the Company and the proposed nominees can help elevate Ashland to achieve more value for its shareholders, employees and customers.

Sincerely,

Cruiser Capital Advisors

Keith M. Rosenbloom

Charlie J. Rose

David E. Hansen

Cc:

Janice Teal
William Dempsey
Jay Ihlenfeld
Susan Main
Jerome Peribere
Mark Rohr
Michael Ward
Kathleen Wilson-Thompson

Investor Contact:
Bruce Goldfarb / Jason Alexander
Okapi Partners LLC
212-297-0720
info@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani
Sloane & Company
212-486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Cruiser Capital Advisors

Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive shareholder value. Cruiser may be contacted at Info@Cruisercap.com

Publicly Available Information

The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information

This press release and attached letter are not a solicitation of a proxy from any security holder of Ashland Global Holdings Inc. (the "Company"). Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and intends to solicit votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees"). Cruiser Capital Master Fund LP will send a definitive proxy statement, WHITE proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees at the Company's 2019 Annual Meeting of Stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when available) and other documents filed with the Securities and Exchange Commission ("SEC") by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company's shareholders of proxies in favor of the Nominees (the "Participants"): Cruiser Capital Advisors, LLC, Keith

M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the Participants and their interests may be found in the Notice of Intent to Nominate Directors, as filed with the SEC on October 25, 2018 and incorporated herein by reference.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to §240.14a-12

ASHLAND GLOBAL HOLDINGS INC.
(Name of Registrant as Specified In Its Charter)

Cruiser Capital Advisors, LLC
Keith M. Rosenbloom
Cruiser Capital Master Fund LP
Metamorphosis IV LLC
Allen A. Spizzo
William H. Joyce
Patrick E. Gottschalk
Carol S. Eicher

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

-with copies to-

Phillip M. Goldberg	Peter D. Fetzer
Foley & Lardner LLP	Foley & Larder LLP
321 North Clark Street	777 East Wisconsin Avenue
Suite 2800	Suite 3800
Chicago, IL 60654-5313	Milwaukee, WI 53202-5306
(312) 832-4549	(414) 297-5596

Payment of Filing Fee (Check the appropriate box):
☒   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
  (1)   Title of each class of securities to which transaction applies:

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  (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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(4)   Date Filed:

ASHLAND GLOBAL HOLDINGS INC.
ANNUAL MEETING OF STOCKHOLDERS
[•], 2019

PROXY STATEMENT OF
CRUISER CAPITAL MASTER FUND LP

PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED

Cruiser Capital Master Fund LP (referred to herein together with its affiliates as "Cruiser Capital") is furnishing this proxy statement (this "Proxy Statement") and accompanying **WHITE** proxy card to the stockholders of Ashland Global Holdings Inc. ("Ashland Global" or the "Company") to solicit proxies in connection with the Company's 2019 Annual Meeting of Stockholders, and any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"), scheduled to be held at [•] Time, on [•], 2019, at the [•], located at [•]. The principal executive office of Ashland Global is located at 50 East RiverCenter Boulevard, Covington, Kentucky 41011.

The Company has set December [•], 2018 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Holders of common stock at the close of business on the Record Date are entitled to vote at the Annual Meeting.

This Proxy Statement and the accompanying **WHITE** Proxy card are first being sent or given to the stockholders of the Company on or about December [•], 2018.

WHY YOU WERE SENT THIS PROXY STATEMENT

This Proxy Statement is seeking your support at the Annual Meeting of Ashland Global for the following:

1. To vote "**FOR**" the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board of Directors of the Company (the "Board").

2. To vote [•] a non-binding advisory resolution approving the compensation paid to Ashland Global's named executive officers.

The **WHITE** proxy card also allows you to vote on the following proposal that is being presented by the Company for stockholder consideration at the Annual Meeting:

• Ratification on an advisory (non-binding) basis of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

The following persons may be deemed to be participants in soliciting stockholders to vote "**FOR**" the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher and to vote [•] the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers (referred to herein together as "Stockholder Nominees for New Directors of Ashland", "Participants", "we", "our", or "us"): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

REASONS FOR THE SOLICITATION

We believe that Ashland Global has tremendous potential to generate significant value for stockholders.

The decision to undertake this campaign to elect four highly qualified stakeholders to Ashland Global's Board was made after very careful consideration and numerous attempts to constructively engage with Ashland's management. See the "Background of the Solicitation" below.

To date, as we have expressed in our public filings, we have been disappointed with Ashland Global's 1) financial performance, 2) lack of engagement, and 3) unwillingness to meet with and potentially learn from knowledgeable stockholders. Despite multiple opportunities for the Company's Board and management team to engage with our nominees, Ashland has chosen not to do so. As a result, we are seeking your support to elect four highly qualified director nominees and restore accountability at Ashland Global.

Our nominees were carefully selected based on their impressive backgrounds. They are completely independent of Cruiser Capital. They each have proven records of success, relevant industry expertise, and have invested personal money, directly and indirectly, in the Company, making them aligned with stockholders. We believe they will provide Ashland Global stockholders with the comfort of knowing that new, experienced, objective and independent directors are reviewing the strategy, operations, performance, executive compensation and leadership of the business. We believe their presence on the Board will improve and accelerate the Company's ability to capture potentially material growth and margin opportunities.

No hedging or other transaction or series of transactions has been entered into by or on behalf of any of the Stockholder Nominees for New Directors of Ashland, nor has any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any of the Stockholder Nominees for New Directors of Ashland with respect to any securities of the Company. None of the Participants has pledged any shares as security.

YOUR VOTE HAS THE POWER TO CHANGE THE BOARD

We believe an engaged and knowledgeable board can positively impact a company's financial performance and strategic trajectory by participating with management in formulating corporate strategy in the interest of stockholders, developing appropriate incentives for management and other employees to harness their interests to achieve the agreed upon strategic plan, and judging the performance of management against the strategic plan.

So, what is a stockholder and investor to do when a board and its members are not maintaining constructive, ongoing communications with all its stockholders, or does not welcome views and opinions that may be different from those expressed by management? Normally, the answer is disappointing because it can be very difficult for stockholders to nominate one of their own to serve on the Board, or even vote for an alternative slate of directors. **This year, however, you have the power to effect change at Ashland Global. We have offered you a choice--an alternative slate of highly qualified, independent director nominees who are aligned with you.**

Please take advantage of this opportunity to make a change. VOTE TO CHANGE ASHLAND GLOBAL FOR THE BETTER. VOTE FOR OUR DIRECTOR NOMINEES.

MEETING DETAILS AND PROXY MATERIALS

At the Annual Meeting, we currently believe, based on the Company's past stockholder meetings, that the stockholders of Ashland Global will be asked to consider and vote upon: (1) the election of 11 directors to the Board to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified; (2) the approval of a non-binding advisory resolution approving the compensation paid to Ashland Global's named executive officers; (3) the ratification of the appointment of Ernst & Young LLP as independent registered public accountants for fiscal 2019; and (4) the transaction of such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

We intend to vote all of the shares of common stock that we are entitled to vote, including proxies solicited by these proxy materials, as follows:

1. **FOR** the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

2. [•] the approval on an advisory (non-binding) basis of the compensation of the Company's named executive officers.

3. **FOR** the ratification on an advisory (non-binding) basis of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on [•], 2019. This Proxy Statement and the accompanying WHITE proxy card are available at [•].

IMPORTANT

Your vote is important, no matter how many or how few shares you own. The Stockholder Nominees for New Directors of Ashland urge you to sign, date and return the enclosed WHITE proxy card today

- If your shares are registered in your own name, please sign and date the enclosed **WHITE** proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **WHITE** voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote**. Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

We urge you not to return any proxy card you receive from the Company. If you have already sent a blue proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the Ashland Global Proxy Statement, you may revoke that proxy and vote on each of the proposals described in this Proxy Statement by signing, dating and returning the enclosed **WHITE** proxy card.

If you have questions, require assistance in voting your WHITE Proxy card, or need additional copies of these proxy materials, please contact Okapi Partners, our proxy solicitors, at the following address, telephone number or email address listed below:



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(212) 297-0720

Stockholders and All Others Call Toll-Free: (888) 785-6617

Email: cruisercapinfo@okapipartners.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

- October 27, 2017, Cruiser Capital submitted to Ashland Global three director nominees to stand for election at the January 2018 Annual Meeting.

- November 27, 2017, following discussions with Ashland Global, Cruiser Capital withdrew its director nominations after the Company agreed to nominate Jerome Peribere to sit on the Board.

- November 28, 2017, Ashland Global announced that it is nominating Mr. Peribere as a Director at the 2018 Annual Meeting. Chairman and CEO William A. Wulfsohn publicly thanked Cruiser Capital for its assistance in recruiting Mr. Peribere.

- November 29, 2017, Mr. Wulfsohn and Seth Mrozek have breakfast with Charlie J. Rose of Cruiser Capital. At that breakfast meeting Mr. Rose asked, and Mr. Wulfsohn agreed, to allow Cruiser Capital to present directly to the Board. Later that same day at a lunch meeting Mr. Wulfsohn said directly to Mr. Rosenbloom that Cruiser Capital will be allowed to address the Board at some point in the first quarter of 2018.

- December 20, 2017, Cruiser Capital had a call with Barry Perry and Mr. Wulfsohn. On the call Cruiser Capital noted that it felt bringing Mr. Peribere on the Board would be highly accretive and that investors generally agreed. Cruiser Capital noted that there was still a large value gap between Ashland Global's stock market value and its inherent value.

- February 23, 2018, Cruiser Capital sent an email to Ashland Global enquiring as to when Cruiser Capital can present to the Board, as a follow-up on management's commitment to allow Cruiser Capital to present stockholder concerns directly to the Board.

- March 2, 2018, Ashland Global sent an email to Cruiser Capital withdrawing its commitment to allowing Cruiser Capital to present stockholder concerns directly to the Board.

- May 2, 2018, Cruiser Capital requested to speak with Ashland Global management following the fiscal second quarter earnings. Ashland Global did not respond to the request.

- July 16, 2018, Cruiser Capital sent the Board a letter expressing concerns about Ashland Global's history as a financial sponsor and lack of operational execution. Cruiser Capital recommended that they appoint two new directors to the Board, with Dr. Joyce being retained by the Company as an advisor. In the letter, Cruiser Capital recommended that Mr. Spizzo be considered as a Director. Cruiser Capital noted specifically that the "opportunities to grow revenues and to reduce expenses (without necessarily reducing headcount) are ripe." Cruiser Capital also noted that it had other concerns and ideas to discuss, including thoughts on improving growth and margins, that it would like to share with the Board.

- July 23, 2018, Cruiser Capital filed a Schedule 13D and disclosed, among other things, its working relationship with Dr. Joyce and Mr. Spizzo, who have invested $35 million in Ashland Global. (Dr. Joyce owns shares through trusts that are advised by Cruiser Capital Advisers, LLC (Cruiser Capital Advisers is the beneficial owner pursuant to Rule 13d-3 of the Securities Exchange Act of 1934), and Mr. Spizzo owns shares in his own name.)

- July 24, 2018, Cruiser Capital had a conference call with Ashland Global's management. During that call Mr. Rosenbloom stated that he believed that Mr. Wulfsohn personally, and the Company as a whole, would benefit from a discussion with Dr. Joyce. It was stated that Dr. Joyce had given a lot of thought on how to improve Ashland Global's margins in a way that impressed Cruiser Capital as a stockholder, and that Cruiser Capital believed would impress management as well. Cruiser Capital offered to provide the contact information of Dr. Joyce and the other people mentioned in the July 16, 2018 letter to Ashland Global, and Ashland Global's management declined to get their contact information.

- On the July 24, 2018 call, Ashland stated that Cruiser's July 16th letter spoke for itself and needed no further clarity. Cruiser Capital noted that we have a long and in depth presentation that we would like to share with the Chairman and the Board which was our understanding from November. Cruiser stated that our goal is not to agitate, but to help improve the business.

- August 1, 2018, Cruiser Capital asked Ashland Global if Dr. Joyce and Mr. Spizzo could join a previously scheduled call to discuss Ashland's earnings release and business prospects.

- August 2, 2018, Ashland explicitly requested that Dr. Joyce and Mr. Spizzo not join the earnings review call.

- August 2, 2018, Cruiser Capital had a call with management to review Ashland Global's fiscal third quarter results. Cruiser Capital stated that Mr. Spizzo lives near Ashland Global corporate headquarters in Delaware and as such it would be very convenient for a meeting between the Company and Mr. Spizzo to occur in person.

- August 3, 2018, in response to Cruiser Capital's July 16th letter, Mr. Perry, Lead Independent Director of the Board, sends Cruiser Capital a letter declining to speak directly with Cruiser, directing Cruiser to communicate directly with management.

- September 11, 2018, Cruiser Capital met with CFO Kevin Willis at an investor conference. Cruiser Capital again expressed that it believes it would be beneficial for Ashland Global to speak with both Dr. Joyce and Mr. Spizzo, without Cruiser present, to discuss opportunities to improve Ashland Global. It was expressed that both Dr. Joyce and Mr. Spizzo have no desire to become CEO or serve in a corporate executive role at Ashland Global. At the meeting, Cruiser Capital stated clearly that Mr. Spizzo lives near the Company's Delaware headquarters and would be happy to meet with Ashland's management there.

- October 15, 2018, Cruiser Capital had a call with Ashland Global's management. It was reiterated that Dr. Joyce and Mr. Spizzo were stockholders who had no desire to become corporate executives at Ashland Global and only want to share information because they believe they can add value for all stockholders.

- On October 15, 2018, Cruiser Capital asked Ashland Global why the Company had not met with Dr. Joyce or Mr. Spizzo. Management stated that for a nominee to be considered their nomination must be formally submitted. Then the Company will follow its "Director review process" in considering the particular nominees. As a result, Cruiser Capital informed Ashland Global that Cruiser would submit for nomination four nominees to the Board, including Dr. Joyce and Mr. Spizzo which would be required to be made public.

- October 23, 2018, we submitted to Ashland Global our notice of intent to nominate Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board at the Company's 2019 Annual Meeting of Stockholders. We filed the nomination letter with the SEC in an amended Schedule 13D on October 25, 2018.

- October 25, 2018, Ashland Global issued a press release confirming the receipt of our notice of our Director nominations.

- November 2018, a recruiter hired by Ashland Global calls each nominee and engages in a discussion about their background. The recruiter does not solicit the nominees' insights into improving Ashland Global. Neither the Board nor the Company's management talks directly with any of our nominees.

- November 20, 2018, Cruiser Capital sent a letter to the Chairman and CEO, Mr. Wulfsohn, Mr. Perry, Lead Independent Director, and Brendan Cummins, Head of the Governance and Nominating Committee, expressing concerns regarding lack of stockholder engagement, a concern regarding premature M&A activity at a sub-optimal price, and concerns regarding persistent operational underperformance. In that letter Cruiser Capital asked why the Company's management had still not met with Dr. Joyce or Mr. Spizzo.

- December 7, 2018, we filed our Preliminary Proxy Statement.

PROPOSAL 1
ELECTION OF DIRECTORS

Under the Ashland Global Amended and Restated Articles of Incorporation and Amended and Restated By-laws, each as amended and restated to date, directors at Ashland Global are elected each year. Set forth below are our nominees for election as Directors.

Allen A. Spizzo:	Since 2008, Mr. Spizzo, age 61, has been a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries. He also serves as an investment adviser and asset management trustee. Mr. Spizzo served as Vice President and Chief Financial Officer of Hercules Incorporated, a former S&P 500 company, from March 2004 until the company was sold to Ashland Inc. in November 2008. He served as Vice President, Corporate Affairs, Strategic Planning and Corporate Development of Hercules from July 2002 to March 2004. He served as Vice President, Investor Relations and Strategic Planning of Hercules from 2000 to July 2002. Prior to that, he served in other capacities with Hercules beginning in 1979. Mr. Spizzo received a BS in Chemical Engineering from North Carolina State University and an MBA from University of Akron. He is currently a Director of Ferro Corporation, a global specialty materials business, where he is a member of the Audit and Compensation Committee. He also serves on the board of directors of Global Specimen Solutions, Inc., a privately held informatics company serving the pharmaceutical and biotech industries headquartered in Raleigh, North Carolina. Mr. Spizzo recently served on the board of directors of OM Group, Incorporated, a global specialty chemicals and materials company, until its sale in 2015 and A. Schulman until its sale to LyondellBasell Industries. The Stockholder Nominees for New Directors of Ashland believe that Mr. Spizzo's extensive management experience in positions in key corporate functions (including, finance, strategic planning, corporate development and investor relations), as well as his experience on public company boards, qualifies him to serve on the Company's Board.
William H. Joyce:	Dr. Joyce, age 82, has been the Chairman and Chief Executive Officer of Advanced Fusion Systems LLC, a developer and manufacturer of power electronics, since 2008. He is the retired, former Chief Executive Officer and Chairman of Nalco Holding Company, positions he held from November 2003 until his retirement in December 2007. Prior to joining Nalco, Dr. Joyce served as Chief Executive Officer and Chairman at Hercules Incorporated and prior to that at Union Carbide. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and MBA and Ph.D. degrees from New York

University. Dr. Joyce received the National Medal of Technology Award in 1993 from President Clinton, the Plastics Academy's Lifetime Achievement Award in 1997 and the Society of Chemical Industry Perkin Medal Award in 2003. Dr. Joyce also serves as a trustee and Vice Chairman of the Universities Research Association and is a board leadership fellow of the National Association of Corporate Directors. During the past five years, he also served on the board of directors of El Paso Corporation, CVS Caremark Corporation and Momentive Performance Materials Holdings Inc. He currently serves on the board of directors of Hexion Holdings LLC and is a Chair of the Environmental, Health and Safety committee of the Hexion Holdings LLC Board of Managers. The Stockholder Nominees for New Directors of Ashland believe that Dr. Joyce's extensive management experience, and his skills in business leadership and strategy, qualifies him to serve on the Company's Board.

Patrick E. Gottschalk:

Mr. Gottschalk, age 55, is the former Chairman and CEO of Union Carbide from 2007 until 2012. Most recently Mr. Gottschalk served as President of Coatings, Monomers and Additives, a multi-billion dollar business within The Dow Chemical Co., which is a chemicals manufacturer, and served in this capacity from 2012 until 2016. Mr. Gottschalk currently serves as a director of Superior Plus Corporation (TXS:SPB). The Stockholder Nominees for New Directors of Ashland believe that Mr. Gottschalk's extensive management experience, and his skills in business leadership and strategy, qualifies him to serve on the Company's Board.

Carol S. Eicher:

Since 2008, Ms. Eicher, age 60, has served as a director for Tennant Company, a cleaning products and solutions company. Ms. Eicher currently serves as a member of the governance and compensation committees, and formerly served on the audit committee, for Tennant Company. Ms. Eicher is currently a Director at Aurora Plastics where she is a member of the Audit Committee. Ms. Eicher previously served as President and Chief Executive Officer, for Innocor Inc., a designer and manufacturer of home furnishings company. In addition, Ms. Eicher has served as a director and treasurer for Fairmount Park Conservancy, a nonprofit corporation since 2005 and was a Director at A. Schulman from 2017 to 2018 until its sale to LyndellBasell Industries. Ms. Eicher's past business experience includes serving as Business President of Coating Materials and Building and Construction for The Dow Chemical Company, a manufacturer and seller of chemicals, plastic materials and other specialized products. The Stockholder Nominees for New Directors of Ashland believe that the attributes, skills and qualifications Ms. Eicher has developed through her global manufacturing, operations, and merger and acquisition experience allow her to provide business and leadership expertise to the Board

The combination of experience, skill sets, and qualifications disclosed above led to the conclusion that each of the nominees should serve as a Director of the Company. None of the entities or organizations reflected in the business experience of the nominees is a parent, subsidiary or other affiliate of the Company. The role of an effective Director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the Director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations. The Stockholder Nominees for New Directors of Ashland believe that the background and expertise of each nominee evidences those abilities and are appropriate to his or her serving on the Company's Board.

The Stockholder Nominees for New Directors of Ashland believe that each of Mr. Spizzo, Dr. Joyce, Mr. Gottschalk and Ms. Eicher would be deemed "independent" under the Corporate Governance Guidelines of the Company and the independence requirements of the SEC rules and the listing standards of the New York Stock Exchange (NYSE), and that each would qualify as an "audit committee financial expert" as that term is defined by the SEC.

We expect that our nominees will be able to stand for election but in the event that one or more are unable to serve or for good cause will not serve, the shares represented by the enclosed WHITE proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company's charter documents and applicable law. In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or, if consummated, would have, the effect of disqualifying our nominees, to the extent this is not prohibited under the Company's charter documents and applicable law. In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company's charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

As set forth below, Mr. Spizzo, Dr. Joyce, Mr. Gottschalk and Ms. Eicher are either presently serving as a director of a corporation, partnership or other entity that has a class of debt or equity securities registered under the Securities Exchange Act of 1934, or is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934, or any company registered as an investment company under the Investment Company Act of 1940, or have served as such during the past five years:

- Dr. Joyce: Hexion Inc. (the supervision of the management of Hexion Inc.'s affairs and business operations is entrusted to the Board of Managers of Hexion Holdings LLC, Columbus OH, and Dr. Joyce is a director of Hexion Holdings LLC)

- Mr. Spizzo: Ferro Corp. (NYSE: FOE); A. Schulman, Inc. (NASDAQ: SHLM); and OM Group (NYSE: OMG)

- Mr. Gottschalk: Superior Plus Corporation (TSX: SPB

- Ms. Eicher: Tennant Co. (NYSE: TNC); and A. Schulman, Inc. (NASDAQ: SHLM)

MECHANICS OF VOTING IN THE ELECTION

Because there are fifteen nominees overall (four from us and eleven from Ashland Global) vying for eleven board seats, the mechanics of voting in this election may seem a bit complex. We want you to be able to cast your vote for all eleven director slots up for election. So, we are "rounding out" our slate of four candidates by permitting stockholders to also vote for all of the Ashland Global nominees, on our **WHITE** proxy card, other than the Ashland Global nominees set forth below, whom we are not supporting:

- [•]

- [•]

- [•]

- [•]

A plurality voting standard applies to the election of directors at the Annual Meeting. So, stockholders will be able to cast only "FOR" or "WITHHOLD" votes in the election of directors, and the eleven nominees receiving the most "FOR" votes will be elected as directors. Since we are only proposing four nominees for the Board, if our nominees are elected, the Company's seven nominees with the highest number of shares voted in such nominee's favor will also be elected. Withhold votes will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting, but will not be counted in determining the outcome of the election of directors.

With a plurality voting standard applying to the election of directors at the Annual Meeting, stockholders will not be able to abstain from voting in the election of directors. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both the Company and the Stockholder Nominees for New Directors of Ashland, all items listed in the notice for the meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

WE URGE YOU TO VOTE "FOR" ALLEN A. SPIZZO, WILLIAM H. JOYCE, PATRICK E. GOTTSCHALK AND CAROL S. EICHER USING THE ENCLOSED WHITE PROXY CARD.

IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" ALLEN A. SPIZZO, WILLIAM H. JOYCE, PATRICK E. GOTTSCHALK AND CAROL S. EICHER, AND "FOR" THE PERSONS WHO HAVE BEEN NOMINATED BY ASHLAND GLOBAL TO SERVE AS DIRECTORS, OTHER THAN ASHLAND GLOBAL NOMINEES [•], [•], [•] AND [•].

PROPOSAL 2
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As described in detail in Ashland Global's proxy statement, Ashland Global is asking stockholders to indicate their support for executive officer compensation. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of Ashland Global's named executive officers. So, stockholders may endorse or not endorse Ashland Global's executive pay program through the following non-binding resolution:

> "RESOLVED, that the compensation paid to Ashland's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

We are soliciting stockholders to vote [•] this Proposal because [•].

Because the vote on this Proposal is advisory, it will not be binding upon the Board. However, Ashland Global has indicated that it will take into account the outcome of the vote when considering future executive compensation arrangements

The non-binding advisory resolution regarding the compensation of the named executive officers described in this Proposal shall be approved if the votes cast in favor of the resolution exceed the votes cast against the resolution. Abstentions and broker non-votes will not be counted as either votes cast for or against the resolution.

WE URGE YOU TO VOTE [•] THE SAY-ON-PAY PROPOSAL. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE [•] WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 3
ADVISORY (NON-BINDING) RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In the Ashland Global proxy statement, the Company is asking stockholders to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Company's 2019 fiscal year.

According to the Company's Proxy Statement, if the appointment of Ernst & Young LLP is not ratified, the Audit Committee of the Board will reconsider whether it is appropriate to retain another independent registered public accountant.

WE RECOMMEND A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" WITH RESPECT TO THIS PROPOSAL

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WHO CAN VOTE AT THE ANNUAL MEETING

Only stockholders of record of Ashland Global common stock at the close of business on December [•], 2019, the Record Date, are entitled to notice and to vote at the Annual Meeting.

HOW TO VOTE BY PROXY

Your vote is important, no matter how many or how few shares you own. The Stockholder Nominees for New Directors of Ashland urge you to sign, date and return the enclosed WHITE proxy card today.

- If your shares are registered in your own name, please sign and date the enclosed **WHITE** proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **WHITE** voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.** Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now. Please contact our proxy solicitor Okapi Partners at (888) 785-6617 if you require assistance in voting your shares. This Proxy Statement and the accompanying WHITE proxy card are available at [•].

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

1. **FOR** the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board, and "**FOR**" the persons who have been nominated by Ashland Global to serve as Directors, other than Ashland Global nominees [•], [•], [•] and [•].

2. [•] the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers.

3. **FOR** the ratification on an advisory (non-binding) basis the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 30, 2019.

You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. We are NOT seeking authority to vote for and will NOT exercise any authority for [•], [•], [•] and [•], four of the Company's eleven nominees. There is no assurance that the Company's other nominees will serve if elected with Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), governs our use of discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this Proxy Statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf. You should also sign, date and mail the voting instruction that your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but instead you receive the WHITE proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

Stockholders of Ashland Global may not cumulate votes relating to the election of directors. For the other proposals presented at the Annual Meeting, stockholders are entitled to one vote for each common share the stockholder owned of record on the Record Date.

Only stockholders of record of Ashland Global common stock at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting. At least a majority of shares outstanding on the Record Date and entitled to vote must be represented at the Annual Meeting, either in person or by proxy, in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum

Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker ("broker non-votes").

The following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the meeting but for which there is an abstention; and (3) a share otherwise present at the meeting as to which a stockholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the stockholder has not indicated any voting direction).

The proposal on the advisory (non-binding) vote to approve named executive officer compensation requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

The proposal on the advisory (non-binding) vote to ratify the selection of the independent registered public accounting firm requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both Ashland Global and us, all items listed in the notice for the meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting.

However, for brokerage or other nominee accounts that receive proxy materials only from Ashland Global, the broker or other nominee will be entitled to vote shares held for a beneficial owner only on the ratification of the appointment of Ernst & Young LLP, as Ashland Global's independent auditor for the year ending September 30, 2019, without instructions from the beneficial owner of those shares. In this event, a broker or other nominee still will not be entitled to vote shares held for a beneficial owner on non-routine proposals, which include the election of directors and the approval of the other proposals.

REVOCATION OF PROXIES

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Company's Corporate Secretary at the Company's principal executive offices in 50 East RiverCenter Boulevard, Covington, Kentucky 41011; or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person. If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person. You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

15

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. **Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.**

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a blue proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the **WHITE** proxy card or by voting in person at the Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by us. In addition to the use of the mails, proxies may be solicited by us and/or our regular employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Proxies will not be solicited by specially engaged employees. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the common stock that such institutions hold, and we will reimburse such institutions for their reasonable out-of-pocket expenses.

We have retained Okapi Partners LLC, a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $ [•], plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit stockholders. Approximately [25] persons will be utilized by that firm in its solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $750,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $ [•] .

We intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation. If elected, our nominees will submit the matter to a vote of the Company's Board. The Company's Board may vote to submit the matter of reimbursement to a vote of the Company's stockholders. If elected to the Company's Board, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher, intend to vote in favor of reimbursing us and submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, we will vote our shares in favor of such reimbursement and will accept the results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The only participants known to Cruiser Capital Master Fund LP are Keith M. Rosenbloom, Cruiser Capital Advisors, LLC, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The business address of each Participant for this notice and solicitation is c/o Cruiser Capital Master Fund LP, 501 Madison Avenue, Floor 12A, New York, NY 10022. Each Participant's age, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is provided below.

Name	Principal Occupation or Employment	Name, Business and Address Employer
Cruiser Capital Advisors, LLC	The principal business of Cruiser Capital Advisors is to serve as an investment manager or adviser to various pooled investment vehicles, including Cruiser Capital Master Fund LP and Metamorphosis IV LLC, and separately managed accounts.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Keith M. Rosenbloom, age 50	The principal occupation of Mr. Rosenbloom is investment management through his ownership and control over the affairs of Cruiser Capital Advisors.	Cruiser Capital Advisors, LLC, an investment adviser located at 501 Madison Avenue, Floor 12A, New York, NY 10022.
Cruiser Capital Master Fund LP	Serves as a pooled investment vehicle.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Metamorphosis IV LLC	Serves as a pooled investment vehicle.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Allen A. Spizzo, age 61	Mr. Spizzo is a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries.	Mr. Spizzo conducts his business from 7013 Marseilles Court Summerfield, NC 27358.
William H. Joyce, age 82	Dr. Joyce has been the Chairman and Chief Executive Officer of Advanced Fusion Systems LLC, a developer and manufacturer of power electronics, since 2008.	Advanced Fusion Systems LLC is a developer and manufacturer of power electronics located at 11 Edmond Road, Newtown, CT 06470.
Patrick E. Gottschalk, age 55	Mr. Gottschalk was previously the President of Coatings, Monomers and Additives, a business within the Dow Chemical Co.	200 West Washington Square #3202 Philadelphia, PA 19106
Carol S. Eicher, age 60	Ms. Eicher serves as a director for Tennant Company, a cleaning products and solutions company.	c/o Cruiser Capital Advisors, LLC, 501 Madison Avenue, Floor 12A, New York, NY 10022

With regard to Cruiser Capital Master Fund LP, who is the stockholder of record proposing the nominees, the name and address of (a) any beneficial owner of stock of the Company that is owned by Cruiser Capital Master Fund LP and (b) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Cruiser Capital Master Fund LP or such beneficial owner (each, a "Cruiser Capital Associated Person") is set forth herein. Cruiser Capital Master Fund LP is a holder of record only, and is not the beneficial owner of shares of   common stock. The beneficial owners of the shares of common stock held by Cruiser Capital Master Fund LP are Cruiser Capital Advisors, LLC ("Cruiser Capital Advisors") and Keith M. Rosenbloom. Cruiser Capital Advisors is the beneficial owner of the shares of common stock held by Cruiser Capital Master Fund LP because Cruiser Capital Advisors has sole voting and dispositive power over all of the shares.   Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of common stock held by Cruiser Capital Advisors on behalf of Cruiser Capital Master Fund LP (Mr. Rosenbloom may also personally invest his own funds in Cruiser Capital Master Fund LP from time to time). Cruiser Capital Master Fund LP does not have the right to obtain voting or dispositive power over any of the shares within sixty days, and is therefore not deemed to beneficially own the shares of common stock, pursuant to Rule 13d-3 promulgated under the Exchange Act.

Cruiser Capital Advisors manages and controls Cruiser Capital Master Fund LP and Metamorphosis IV LLC. Keith M. Rosenbloom manages and controls Cruiser Capital Advisors. Other than the persons identified above and the persons identified below, there are no other persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, Cruiser Capital Master Fund LP or Cruiser Capital Advisors: Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC, and Cruiser Capital, Ltd. Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC and Cruiser Capital, Ltd. do not own, directly or indirectly, any securities of the Company, and are not, and will not be, participants in any solicitation by Cruiser Capital Master Fund LP.

Name	Business Address
Cruiser Capital Advisors, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital Master Fund LP	501 Madison Avenue, Floor 12A New York, NY 10022
Metamorphosis IV LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Metamorphosis Master Fund LP	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital Metamorphosis Advisors, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital, Ltd.	501 Madison Avenue, Floor 12A New York, NY 10022

Cruiser Capital Advisors has sole voting and dispositive power over shares which it manages for Cruiser Capital Master Fund LP, Metamorphosis IV LLC, and separately managed accounts (collectively, the "Cruiser Clients"). Cruiser Capital Advisors is the investment manager on behalf of the Cruiser Clients. Each of the Cruiser Clients has granted Cruiser Capital Advisors the sole and exclusive authority to vote and dispose of the shares of common stock, and this grant of discretion is not terminable within sixty days. Dr. Joyce through his trusts is one of the Cruiser Clients as the trusts have entered into an investment management agreement with Cruiser Capital Advisors granting Cruiser Capital Advisors sole dispositive and voting power. There are not any other proxies (including revocable proxies), contracts, arrangements, understandings or other relationships pursuant to which Cruiser Capital Master Fund LP or Cruiser Capital Associated Persons have a right to vote any shares of common stock.

Cruiser Capital Advisors is entitled to a fee for managing and advising the Cruiser Clients, based upon a percentage of the Cruiser Clients' capital. Cruiser Capital Advisors is also entitled to an allocation of a portion of net profits, if any, generated. Other than as disclosed herein, Cruiser Capital Master Fund LP and the Cruiser Capital Associated Persons are not entitled to any other performance-related fees (other than asset-based fees) based on any increase or decrease in the value of stock of the Company or derivatives thereof.

Cruiser Capital Advisors will reimburse its nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2019 Annual Meeting. Cruiser Capital Advisors will bear the cost of the intended solicitation of proxies for use at the 2019 Annual Meeting. None of the nominees have any arrangement or understandings with any other person pursuant to which they were or are to be selected as a director or nominee for election as a director of the Company. None of the nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Appendix A lists certain information regarding ownership of the common stock by the Participants and transactions in the common stock made by the Participants during the past two years

Except as disclosed herein, no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting.

No Participant has during the past ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). There are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

No Participant knows of any arrangements, including any pledge by any person of securities of the Company or any of the Company's parents, the operation of which may at a subsequent date result in a change in control of the Company.

None of the Participants has any family relationship with any director or officer of the Company.

Except as described herein or in <u>Appendix A</u>, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No hedging or other transaction or series of transactions has been entered into by or on behalf of any of the Participants, nor has any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any Participant with respect to any securities of the Company. None of the Participants has pledged any shares as security.

OTHER MATTERS

Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this Proxy Statement by referring to such information in the Company's proxy statement, eliminating the need for us to provide this information directly in this Proxy Statement. Specifically, we are relying on disclosure in the Company's proxy statement to communicate the following information related to Ashland Global and its affiliates, associates, executive officers, nominees and directors, as applicable and required by the proxy rules: (1) a brief description of any material legal proceedings in which a director or executive officer or any associate of these parties is adverse to the Company or its subsidiaries or has a material interest adverse to the company or its subsidiaries, in accordance with Item 103 (Instruction 4) of Regulation S-K; (2) the information for all directors, director nominees and persons chosen to be directors required by Item 401(a) of Regulation S-K; (3) the information for all executive officers and persons chosen to be executive officers required by Item 401(b) of Regulation S-K; (4) the information for other significant employees required by Item 401(c) of Regulation S-K; (5) the information regarding family relationships required by Item 401(d) of Regulation S-K; (6) the business experience for the past five years of directors, executive officers and nominees, in accordance with Item 401(e)(1) of Regulation S-K; (7) the information regarding directorships with other reporting companies or registered investment companies required by Item 401(e)(2) of Regulation S-K; (8) a description of any of the legal events identified in Item 401(f) of Regulation S-K involving any of the Company's directors, executive officers and nominees during the last ten years that are material to the person's ability or integrity; (9) a description of any transaction that occurred since the beginning of the Company's last fiscal year, or is currently proposed, that the Company is party to which involves a related person and exceeds $120,000, in accordance with Item 404(a) of Regulation S-K; (10) a description of the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a), in accordance with Item 404(b) of Regulation S-K; (11) the identification of any Section 16 insider who failed to file a timely report under Section 16 in the last fiscal year, along with any required information, in accordance with Item 405 of Regulation S-K; (12) the information regarding the audit committee and audit committee matters required by Item 407(d) of Regulation S-K, and Rule 10A-3(d) under the Exchange Act; (13) the information regarding board leadership structure and role in risk oversight required by Item 407(h) of Regulation S-K; (14) the information regarding director independence required by Item 407(a) of Regulation S-K and the listing standards of the NYSE; (15) the information regarding board meetings, attendance and committees required by Item 407(b) of Regulation S-K; (16) the information regarding other corporate governance items required by the listing standards of the NYSE; (17) the information regarding the nominating committee and nominating committee matters required by Item 407(c) of Regulation S-K; (18) the information regarding the compensation committee and compensation committee matters required by Item 407(e) of Regulation S-K; (19) the information regarding stockholder communications required by Item 407(f) of Regulation S-K; (20) information regarding the compensation of directors and executive officers, in accordance with Item 402 of Regulation S-K; (21) information regarding the Company's independent registered public accounting firm; (22) information regarding the delivery of documents to stockholders sharing an address; (23) the security ownership of management and beneficial owners of more than 5% of the stock required by Item 403 of Regulation S-K, and the other information required by such Item; (24) the deadline for submitting stockholder proposals for inclusion in the Company's proxy statement and proxy for the 2019 annual meeting of stockholders under Rule 14a-8 of the Exchange Act, in accordance with Rule 14a-5(e) of the Exchange Act; (25) the amount of outstanding shares; and (26) the date after which a notice of stockholder proposal submitted outside the process of Rule 14a-8 is considered untimely, in accordance with Rule 14a-5(e) of the Exchange Act. We have no knowledge of, or responsibility for, the accuracy of the Company's disclosures in its proxy materials.

ADDITIONAL INFORMATION

The information concerning Ashland Global contained in this Proxy Statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning Ashland Global is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information prepared by Ashland Global.

Ashland Global files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A BLUE PROXY TO THE COMPANY'S BOARD, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A WHITE PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. IF YOUR SHARES ARE HELD IN "STREET NAME" BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES. YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

Please contact Okapi Partners, our proxy solicitors, at the following address, telephone number or website, if you have any questions or require any assistance:



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(212) 297-0720

Stockholders and All Others Call Toll-Free: (888) 785-6617

Email: cruisercapinfo@okapipartners.com

Sincerely,

Cruiser Capital Master Fund LP

By: Cruiser Capital Advisors, LLC
       General Partner

By: _____
       Keith Rosenbloom
       Managing Member

December [•] , 2018

Appendix A

Name and Address	Shares Held Beneficially	Percent of Class Beneficially Owned	Shares Held of Record	Shares Held By Non-Participant Associates
Cruiser Capital Advisors, LLC 501 Madison Avenue, Floor 12A New York, NY 10022	1,535,324 [3]	2.5%	0	0
Keith M. Rosenbloom 501 Madison Avenue, Floor 12A New York, NY 10022	1,535,324 [4]	2.5%	0	0
Cruiser Capital Master Fund LP 501 Madison Avenue, Floor 12A New York, NY 10022	0 [1]	0%	4,790 [1]	0
Metamorphosis IV LLC 501 Madison Avenue, Floor 12A New York, NY 10022	0 [2]	0%	0 [2]	0
Allen A. Spizzo 501 Madison Avenue, Floor 12A New York, NY 10022	4,330	Less than 1%	0	0
William H. Joyce 501 Madison Avenue, Floor 12A New York, NY 10022	0 [5]	0%	0	0
Patrick E. Gottschalk 501 Madison Avenue, Floor 12A New York, NY 10022	1,000	Less than 1%	0	0
Carol S. Eicher 501 Madison Avenue, Floor 12A New York, NY 10022	0 [6]	0%	0 [6]	0

(1) Cruiser Capital Master Fund LP is the record holder of these shares of common stock. All of the other shares of common stock are held in street name, and pursuant to Rule 13d-3 of the Exchange Act, Cruiser Capital Master Fund LP does not hold these shares beneficially.

(2) Metamorphosis IV LLC is not the record holder of any shares of common stock. All of the shares of common stock held by Metamorphosis IV LLC are held in street name, and pursuant to Rule 13d-3 of the Exchange Act, Metamorphosis IV LLC does not hold these shares beneficially.

(3) Cruiser Capital Advisors has sole voting and dispositive power over these shares, which it manages for Cruiser Capital Master Fund LP, Metamorphosis IV LLC, and separately managed accounts (collectively, the "Cruiser Clients")

(4) Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of common stock managed for the Cruiser Clients.

(5) There are 472,425 shares of common stock in the account of Dr. Joyce, which was entered into by trusts in which Dr. Joyce is a trustee. Mr. Spizzo also serves as a trustee for these trusts. Pursuant to Rule 13d-3 of the Exchange Act, Dr. Joyce and Mr. Spizzo do not hold these shares beneficially

(6) Ms. Eicher is an investor in Metamorphosis IV LLC. If Ms. Eicher is elected as a director of the Company, then Ms. Eicher will be redeemed out of Metamorphosis IV LLC.

The Participants hold in the aggregate 1,556,154 shares of common stock of the Company (includes 40,000 shares underlying call options currently exercisable), which represents 2.5% of the outstanding common stock. In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 1,500,824 shares of common stock of the Company acquired at an aggregate cost of $109,443,627, excluding brokerage commissions and, if applicable, less the premium received for put options sold by Cruiser Capital Advisors relating to the common stock. The aggregate purchase price of the 40,000 shares underlying call options which are currently exercisable and may be deemed to be beneficially owned by Cruiser Capital Advisors and Mr. Rosenbloom is approximately $3,400,000. Mr. Spizzo directly invested $294,796 (inclusive of brokerage commissions) in common stock of the Company. The source of these funds was personal investment capital. Mr. Gottschalk directly invested $84,170 (inclusive of brokerage commissions) in common stock of the Company. The source of these funds was personal investment capital.

From time to time, Cruiser Capital Advisors, on behalf of its clients, may purchase common stock on margin provided by banking institutions or brokerage firms on such firms' usual terms and conditions. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. So, all or part of the shares of common stock held may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the common stock reported herein. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. Other than with regard to the margin accounts, as of the date of this notice, the participants do not have any loans secured by shares of common stock.

Other than with regard to the margin accounts, as of the date of this Proxy Statement, none of the Participants have any loans secured by shares of common stock.

No Participant is required to file reports under Section 16 of the Exchange Act, with respect to the common stock.

Transactions in Shares of the Company

With regard to all shares of common stock purchased or sold within the past two years, set forth below are the dates on which they were purchased or sold and the amount purchased or sold on each such date by Cruiser Capital Advisors, on behalf of the Cruiser Clients, or the applicable nominee. Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC and Cruiser Capital, Ltd. have not had any transactions in shares of common stock within the past two years. Ms. Eicher had no transactions in shares of common stock within the past two years. No "associates" (as defined in Rule 14a-1 of the Exchange Act) of Cruiser Capital Master Fund LP, the Cruiser Capital Associated Persons or the nominees have effected any transactions in shares of common stock, except as set forth herein.

Cruiser Capital Advisors, LLC

Trade Date	Number of Shares Purchased or (Sold)
10/25/2017	1,001*
10/27/2017	2,846*
10/27/2017	889
10/27/2017	627
10/27/2017	62
10/27/2017	5,221
10/31/2017	1,072*
10/31/2017	549
10/31/2017	293
10/31/2017	53
11/3/2017	552*
11/3/2017	274
11/3/2017	146
11/3/2017	28
11/6/2017	17,200*
11/6/2017	7,000
11/6/2017	4,750
11/6/2017	1,500
11/6/2017	10,250
11/16/2017	29,000
11/30/2017	(2,881)*
11/30/2017	(762)
11/30/2017	(1,429)
11/30/2017	(150)

Trade Date	Number of Shares Purchased or (Sold)
1/17/2018	2,000*
1/26/2018	(2,195)*
1/26/2018	(527)
1/26/2018	(757)
1/26/2018	(126)
1/26/2018	(2,421)
1/29/2018	364*
1/29/2018	126
1/29/2018	88
1/29/2018	20
1/29/2018	402
2/2/2018	3,101*
2/2/2018	1,242
2/2/2018	657
3/1/2018	20,000**
3/2/2018	611*
3/2/2018	239
3/2/2018	125
3/2/2018	25
3/8/2018	2,000
3/13/2018	7,600**
3/14/2018	10,000**
3/15/2018	100**
3/20/2018	10,000**
3/21/2018	20,000**
3/22/2018	766*
3/22/2018	60,000**
3/22/2018	298
3/22/2018	156
3/22/2018	31
3/22/2018	749
3/22/2018	1,000
3/22/2018	1,000
3/22/2018	1,000
3/22/2018	82,850
3/23/2018	50,000**

Trade Date	Number of Shares Purchased or (Sold)
3/26/2018	611*
3/26/2018	239
3/26/2018	125
3/26/2018	25
3/26/2018	12,500**
3/27/2018	46,700**
3/28/2018	31,200**
3/29/2018	611*
3/29/2018	239
3/29/2018	125
3/29/2018	25
4/2/2018	980*
4/2/2018	346
4/2/2018	230
4/2/2018	49
4/2/2018	919
4/2/2018	50,000**
4/3/2018	388*
4/3/2018	137
4/3/2018	91
4/3/2018	20
4/3/2018	364
4/3/2018	14,500**
4/4/2018	25,000**
4/5/2018	388*
4/5/2018	137
4/5/2018	91
4/5/2018	20
4/5/2018	364
4/6/2018	31,500**
4/9/2018	212*
4/9/2018	82
4/9/2018	43
4/9/2018	8

Trade Date	Number of Shares Purchased or (Sold)
4/11/2018	385*
4/11/2018	150
4/11/2018	80
4/11/2018	25
4/11/2018	360
4/12/2018	389*
4/12/2018	138
4/12/2018	91
4/12/2018	19
4/12/2018	363
4/13/2018	385*
4/13/2018	150
4/13/2018	79
4/13/2018	15
4/13/2018	371
4/17/2018	457*
4/17/2018	178
4/17/2018	93
4/17/2018	18
4/19/2018	4,742***
4/20/2018	10,000***
4/20/2018	20,000**
4/23/2018	2,000*
4/23/2018	1,000
4/23/2018	1,000
4/23/2018	21,000***
4/24/2018	10,000***
4/24/2018	25,670**
4/25/2018	3,500
4/25/2018	3,500***
4/26/2018	500*
4/26/2018	1,000
4/26/2018	3,500***
4/27/2018	15,000***

Trade Date	Number of Shares Purchased or (Sold)
4/30/2018	2,500*
4/30/2018	1,000
4/30/2018	500
4/30/2018	3,000
4/30/2018	3,000***
5/1/2018	1,911***
5/1/2018	1,500
5/9/2018	10,200
5/10/2018	4,450
5/14/2018	338
5/14/2018	5,912
5/14/2018	5,669
5/14/2018	581
5/16/2018	24,507
5/17/2018	25,493
5/18/2018	2,200*
5/18/2018	1,700
5/18/2018	1,100
5/18/2018	600
5/18/2018	5,400***
5/22/2018	7,500
5/25/2018	250*
5/25/2018	1,000
5/25/2018	1,000
5/25/2018	250
5/25/2018	2,500***
5/30/2018	700
5/31/2018	1,000*
5/31/2018	1,000
5/31/2018	1,000***
6/4/2018	8,000
6/5/2018	2,643***
6/5/2018	2,000
6/6/2018	5,000

Trade Date	Number of Shares Purchased or (Sold)
6/13/2018	1,000*
6/13/2018	500
6/13/2018	500
6/13/2018	1,500
6/13/2018	6,500***
6/15/2018	500*
6/15/2018	1,500***
6/18/2018	2,900
6/18/2018	11,600***
6/19/2018	5,000***
6/20/2018	600*
6/21/2018	1,920*
6/21/2018	750
6/21/2018	522
6/21/2018	110
6/21/2018	2,256
6/21/2018	4,442***
6/22/2018	25,000
6/25/2018	3,799*
6/25/2018	876
6/25/2018	1,259
6/25/2018	187
6/25/2018	5,923
6/25/2018	2,000
6/25/2018	25,000
6/25/2018	15,456***
6/26/2018	2,003*
6/26/2018	2,000
6/26/2018	1,500
6/26/2018	300
6/26/2018	2,250
6/26/2018	2,250***
6/26/2018	1,800
6/26/2018	770
6/26/2018	12,980
6/26/2018	12,458
6/26/2018	1,292

Trade Date	Number of Shares Purchased or (Sold)
6/27/2018	2,000*
6/27/2018	81
6/27/2018	1,419
6/27/2018	1,360
6/27/2018	140
6/27/2018	11,667
6/27/2018	1,666
6/27/2018	11,667
6/28/2018	682*
6/28/2018	264
6/28/2018	138
6/28/2018	650
6/28/2018	2,502
6/28/2018	358
6/28/2018	2,502
7/2/2018	7,339*
7/2/2018	7,047
7/2/2018	1,006
7/2/2018	7,047
7/3/2018	437*
7/3/2018	5,000***
7/5/2018	100*
7/5/2018	1,300***
7/9/2018	100*
7/9/2018	9,900***
7/10/2018	35,000***
7/10/2018	2,333
7/10/2018	334
7/10/2018	2,333
7/11/2018	44,919***
7/11/2018	4,200
7/11/2018	600
7/11/2018	4,200

Trade Date	Number of Shares Purchased or (Sold)
7/12/2018	1,000*
7/12/2018	24,000***
7/12/2018	5,000
7/12/2018	4,667
7/12/2018	666
7/12/2018	4,667
7/18/2018	3,000*
7/18/2018	2,220
7/18/2018	2,500
7/20/2018	10,275*
7/20/2018	2,896
7/20/2018	4,560
7/20/2018	400
7/20/2018	1,869
7/20/2018	15,000***
8/17/2018	3,000*
8/17/2018	107,200***
8/17/2018	25,100
8/17/2018	200
8/17/2018	4,000
8/17/2018	3,900
8/17/2018	400
8/31/2018	5,138***
9/28/2018	1,000***
10/8/2018	1,000***
10/9/2018	1,000***
10/11/2018	623*
10/11/2018	121
10/11/2018	232
10/11/2018	24
10/12/2018	3,100

Trade Date	Number of Shares Purchased or (Sold)
10/15/2018	1,000*
10/15/2018	3,000
10/16/2018	401*
10/16/2018	250
10/16/2018	100
10/19/2018	5,000***
10/19/2018	1,500
11/16/2018	14,500
11/21/2018	1,500
12/6/2018	10,000

* Transactions effected on behalf of Cruiser Capital Master Fund LP's account.

** Transactions effected on behalf of the account of Dr. Joyce, which was entered into by trusts in which Dr. Joyce is a trustee. Mr. Spizzo also serves as a trustee for these trusts.

*** Transactions effected on behalf of the account of Metamorphosis IV LLC.

Allen A. Spizzo

Trade Date	Number of Shares Purchased or (Sold)
03/02/2018	1,000
04/02/2018	2,000
04/24/2018	2,000
04/30/2018	330
06/04/2018	(1,000)

William H. Joyce

See disclosure above.

PROXY

THIS PROXY IS SOLICITED BY CRUISER CAPITAL MASTER FUND LP

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF ASHLAND GLOBAL HOLDINGS INC.

2019 ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints [•], [•] and [•]. and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of stock of Ashland Global Holdings Inc. ("Ashland Global" or the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at [•] Time, on [•], 2019, at [•], located at [•], or any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting").

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. **Unless otherwise specified, this proxy will be voted "FOR" the election of Cruiser Capital Master Fund LP's nominees as Director; [•] the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers; "FOR" the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm; and "AGAINST" any proposal by the Company to adjourn the Annual Meeting to allow the Company to solicit additional votes. This proxy revokes all prior proxies given by the undersigned**

Cruiser Capital Master Fund LP recommends that you vote "FOR" the election of Cruiser Capital Master Fund LP's nominees as Director; [•] the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers; "FOR" the ratification of the appointment of Ernst & Young, LLP as the Company's independent registered public accounting firm; and "AGAINST" any proposal by the Company to adjourn the Annual Meeting to allow the Company to solicit additional votes.

1. ELECTION OF DIRECTORS-   To elect Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher:

☐   FOR (except as marked)   ☐   WITHHOLD (except as marked)

Cruiser Capital Master Fund LP intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Director, other than the Company nominees noted below. There is no assurance that any of the candidates who have been nominated by the Company will serve as a Director if Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk or Carol S. Eicher is elected. You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information regarding the Company's nominees. Cruiser Capital Master Fund LP is NOT seeking authority to vote for and will NOT exercise any authority for [•], [•], [•] and [•], four of the Company's eleven nominees.

Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space:

2. APPROVAL OF A NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION PAID TO ASHLAND'S NAMED EXECUTIVE OFFICERS

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING SEPTEMBER 30, 2019.

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. APPROVAL OF ANY PROPOSAL BY THE COMPANY TO ADJOURN THE ANNUAL MEETING TO ALLOW THE COMPANY TO SOLICIT ADDITIONAL VOTES.

    ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated: _____

Signature: _____

Signature (if held jointly): _____

Title: _____

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

<u>**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on**</u> **[•], 2019. This proxy statement and the accompanying form of WHITE Proxy card are available at [•].**

Cruiser Capital Criticizes Ashland Global's Recent Actions and Board Updates

Believes Investors Deserve Directors Who Will Constructively Engage with Stockholders – Like Dr. Bill Joyce and Allen Spizzo – Who Have Knowledge and Experience That May Improve Ashland

Sees Ashland's Board Update Announcement Purely as an Attempt to Further Entrench Itself and Deprive Stockholders of the Ability to Vote on the Replacement for a Retiring Director

Highlights what Cruiser Views as Ashland's Highly Disingenuous Statements Surrounding Interactions with Cruiser and its Stated Recommendations for Maximizing Stockholder Value

New York, NY – (December 17, 2018) – Cruiser Capital Advisors, LLC ("Cruiser"), which has nominated four respected and highly-qualified chemical executives to the Board of Ashland Global Holdings Inc. ("Ashland" or "the Company") (NYSE: ASH), today issued the following statement responding to Ashland's recent actions regarding the composition of the Company's Board of Directors ("Board"):

"Ashland's Governance and Nominating Committee has supposedly completed a thorough process for reviewing and evaluating Cruiser's director nominees. Yet in its recently filed proxy materials, the Board decided not to recommend any of these highly-qualified Nominees – Dr. Bill Joyce, Allen Spizzo, Carol Eicher, and Pat Gottschalk – for election to the Board. This decision was made **without a single member of the Committee speaking to any of these Nominees and without anyone from the Company or its representatives even asking them how they would seek to improve Ashland.** In our view, their review process was anything but thorough, and this lack of engagement is not in the best interest of stockholders.

Furthermore, while Ashland's recently-announced plan to add a new independent director may sound like a positive development, we believe it is a disingenuous scheme to fundamentally retain the status quo on the Board. To be clear, under Ashland's announced plan, the Board will be able to appoint a new 11th member *after* the 2019 Annual Meeting of Stockholders (the "2019 Annual Meeting"), thereby depriving stockholders in the contested 2019 election of the opportunity to vote for their own Board of Directors.

If "Lead Independent Director" Barry Perry's retirement is as Ashland states "consistent with Ashland's director retirement policy," the vacancy caused by his retirement should not come as a surprise. Why then was there no planned succession for Mr. Perry's seat? We believe the truth is that Ashland had no intention of retiring Barry Perry. But now, under the guise of "Board refreshment," the Board is continuing its pattern of suppressing stockholders' voices and effectively robbing the owners of the Company from voting on a new "independent" director.

In our view, the Governance and Nominating Committee of the Board bears particular responsibility for employing these entrenchment tactics and failing to thoroughly review director candidates. Directors on this Committee are theoretically charged with maintaining a Board that is independent and responsive to the concerns of all stockholders.

We believe the Company's actions demonstrate the failure of the Governance and Nominating Committee members to fulfill their duties to stockholders and employees. We believe all stockholders must ask the question: why will Ashland not let Ashland's owners vote on a candidate for Mr. Perry's "independent director" seat?

We also feel compelled to respond to several recent statements from Ashland that we believe are designed to confuse issues for stockholders, especially regarding its interactions with Cruiser and our stated suggestions for improving the Company's long-term strategy and driving stockholder value creation.

Firstly, we would remind stockholders that, contrary to what Ashland has attempted to argue, we have tried for many months to have the Company constructively engage with qualified stockholders and executives but have repeatedly been rebuffed. The timeline set forth in our recent preliminary proxy filing (pages 5-7) makes clear our attempt at constructive dialogue.[1]

Secondly, we are deeply troubled by Ashland's description of our recommendations for the Company, which we believe is designed to sow confusion. In a letter to Ashland employees, Chairman and CEO William A. Wulfsohn stated that Cruiser called on Ashland "to cut costs more aggressively to improve its margins."[2] What this letter clearly failed to mention was that for months we had requested that the Company and Board speak with two of our nominees, Dr. Bill Joyce and Mr. Allen Spizzo, because "we believe these stockholders have valuable insights into how Ashland could both improve operating efficiency, and grow revenues and margins without necessarily firing employees."[3]

Given these observations, we cannot help but wonder what else Ashland is omitting in its internal discussions with employees and stockholders.

We believe that Ashland's actions are simply reactive entrenchment maneuvers designed to blunt the will of stockholders. It is critical that stockholders see the Company's maneuvers and seemingly unprofessional lack of preparedness for what they are. We firmly believe that actions speak louder than words, and in this case, Ashland's pattern of poor corporate governance and ignoring the voices of stockholders is deafeningly loud.

Change is needed at Ashland, and we look forward to continuing to engage with stockholders and Ashland to ensure that our independent, highly-qualified director nominees – Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher – are elected to the Board at the 2019 Annual Meeting."

Investor Contact:
Bruce Goldfarb / Jason Alexander
Okapi Partners LLC
212-297-0720
info@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani
Sloane & Company
212-486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Cruiser Capital Advisors

---

[1] Cruiser Capital preliminary proxy statement, 12/07/18, https://www.sec.gov/Archives/edgar/data/1674862/000089706918000634/cmw20.htm
[2] Ashland letter to employees, 11/28/18, https://www.sec.gov/Archives/edgar/data/1674862/000095015718001176/ex1.htm
[3] Cruiser Capital press release, 11/20/18. https://www.businesswire.com/news/home/20181120005446/en/Cruiser-Capital-Sends-Letter-Ashland-Board-Directors

Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive stockholder value. Cruiser may be contacted at Info@Cruisercap.com.

Publicly Available Information

The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information

This press release and attached letter are not a solicitation of a proxy from any security holder of Ashland Global Holdings Inc. (the "Company"). Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and intends to solicit votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees"). Cruiser Capital Master Fund LP will send a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at the Company's 2019 Annual Meeting of Stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card when they become available, because they will contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when available) and other documents filed with the Securities and Exchange Commission ("SEC") by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement (when available) and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company's stockholders of proxies in favor of the Nominees (the "Participants"): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the Participants and their interests may be found in the Notice of Intent to Nominate Directors, as filed with the SEC on October 25, 2018 and incorporated herein by reference.**



Cruiser Capital Issues Letter to Ashland Global Stockholders and Files Definitive Proxy

Deeply Troubled by Significant Corporate Governance Failings at Ashland and Lack of Ownership Mentality among Current Board

Believes Company's Statements are an Attempt to Obfuscate Underperformance and Strategic Missteps

Concerned by High Levels of Compensation for CEO and Chairman William A. Wulfsohn Despite Company's Underperformance

Believes Ashland's Investors Deserve Directors Who Will Constructively Engage with Knowledgeable Stockholders – Such as Dr. Bill Joyce and Allen Spizzo – Who Have Perspectives that Can Improve the Company, Rather than Refusing to Speak to Such Stockholders

Urges Fellow Stockholders to Elevate Ashland – Vote Now on the WHITE Proxy Card to Support Board Nominees who are Industry Experts and Highly Aligned with Stockholders

January 7, 2019

Dear Fellow Ashland Stockholders,

As we have made clear in several public communications, we believe that Ashland faces a number of critical challenges stemming from a series of operational and strategic missteps, and the current Ashland Board of Directors ("Board") is failing to exercise effective oversight over your investment.

Like you, we only benefit in one way from our Ashland investment: by the performance of Ashland stock. When Ashland is not operating at its full potential we all suffer the same consequences. We have nominated four outstanding candidates for the Ashland Board. Like you, each has invested (directly or indirectly) their own capital in shares of Ashland common stock; collectively they own more stock than all the independent directors combined, and <u>each one individually has purchased more shares than the entire Board over the last 10 years. Our interests – and those of our independent nominees – are fully aligned with yours.</u>

In contrast, based on public filings, Ashland's current "Independent" Directors have been paid a combined $14 million in Board fees during their tenure. Chairman and CEO William A. Wulfsohn has been paid $43 million over the past four years despite missing operational targets that have been in place for years, and even though Ashland's total stockholder return (TSR) has <u>underperformed the S&P 500 by over -4.00%</u> from the time he became CEO until 12/31/18. This underperformance is similar using the date of the Company's final proxy.

As we discuss in more detail later in this letter, Yahoo.com ran an article published by an independent media outlet, CorpGov.com, titled, "The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned," pointing out that no stockholder could have achieved the returns that Ashland has boasted about – and clarifying that the returns achieved by Ashland stockholders, including insiders and CEO William Wulfsohn, fell below those of the S&P 400 as well as the S&P 500.[1]

Despite this mediocre performance and high levels of compensation for management and Board members, both the Board and CEO spend millions every year on outside consultants – yet they have repeatedly failed to achieve their operating targets. We note especially from public filings that there has been a lack of urgency to streamline and grow the core business. In short, these factors support our belief that management and the Board have demonstrated a lack of ownership mentality at Ashland.

We believe there are so many reasonable objections and problems with Ashland's Corporate Governance that one can spend too much time addressing them without getting to the exciting potential of the Company itself.

We believe Ashland is worth substantially more than it is today – and well in excess of $125+ per share. Unfortunately, the Company has consistently traded at a discount to its intrinsic value primarily due to long-standing operational issues including a failure to achieve Ashland Specialty Ingredients ("ASI") margin targets, excessive cost structure, years of anemic EBITDA growth, and troubled manufacturing and R&D processes. As recently as January 2, 2019, a SunTrust research analyst noted that Ashland trades at "2-3 turn discount to specialty chemical peers."[2]

When it comes to effective oversight and maximizing stockholder value, people matter. In November 2017, Ashland publicly thanked Cruiser for its help in recruiting a highly qualified director to its Board.[3] The Chairman also committed directly to two of our partners that we would have an opportunity to present to the Ashland Board. In March 2018, Mr. Wulfsohn withdrew this commitment. In July 2018, and many times since (as outlined in our proxy statement), we recommended to Mr. Wulfsohn that Ashland speak with industry leaders Dr. Bill Joyce and Allen Spizzo because they had specific ideas on how to grow Ashland's profitability without necessarily cutting jobs. We were excited about the prospects of their engagement, particularly because they had purchased shares of Ashland. Both saw, and still see, the potential to improve Ashland's operations.

Shockingly, for over six months no one from Ashland chose to meet with Dr. Joyce and Mr. Spizzo to hear and thoroughly evaluate their ideas. Dr. Joyce and Allen Spizzo are accomplished, knowledgeable stockholders whose reputations are well known – among their many accomplishments, they were respectively the CEO and CFO Hercules, one of Ashland's key operating units that Ashland acquired in 2008. Indeed, one director told us explicitly, "no one can ignore Dr. Bill Joyce." And yet, that is what happened for over six months. Even though Ashland was going through dramatic changes, even though the Company's sales, marketing, manufacturing, and R&D processes all could be improved, not one member of Ashland's management team or Board of Directors could make the time to meet with them to hear their plans for improving the Company.

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[1] "The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned," Yahoo.com / CorpGov.com, November 28, 2018, https://finance.yahoo.com/news/myth-ashland-superior-shareholder-returns-144503084.html
[2] SunTrust analyst note, 01/02/19
[3] Ashland press release, 11/28/17. https://investor.ashland.com/news-releases/news-release-details/ashland-nominate-jerome-peribere-new-independent-director-2018.

Unlike the Board itself, we have been encouraged by the outreach from stockholders, and current and past employees thanking us for our involvement. Many are excited that Dr. Bill Joyce and Allen Spizzo have committed their reputation, time, money, and energy to try and help the Company.

IT'S TIME TO SUPPORT STOCKHOLDERS – IT'S TIME TO ENHANCE THE BOARD

In our view, the Governance and Nominating Committee of the Board bears particular responsibility for employing transparent and unprofessional entrenchment tactics (as outlined below and in our other filings), and failing to thoroughly review director candidates. Directors on this Committee are theoretically charged with maintaining a Board that is independent and responsive to the concerns of all stockholders.

This year, you have the power to effect change at Ashland at the 2019 Annual Meeting of Stockholders ("Annual Meeting"), to be held on February 8, 2019. We have offered you a choice – an alternative slate of highly qualified, independent director nominees who are aligned with you:

- Dr. Bill Joyce
- Allen Spizzo
- Carol Eicher
- Pat Gottschalk

Please take advantage of this opportunity to make a change. Vote to change the Company for the better to Elevate Ashland. Vote for our director nominees.

We ask that you do what the Board refused to do for many months: speak with or meet these candidates. The Board simply outsourced their responsibility to a third party rather than directly meet, engage and have a productive dialogue with highly qualified nominees. And this third party did not even ask these nominees how they would seek to improve Ashland. Let's be clear, three of our nominees were CEOs of substantially profitable companies – and all sit on boards of publicly traded chemical companies. Like you, all have invested their money in the Company's common stock.

We believe stockholders deserve a Board that can help Elevate Ashland, with directors who are aligned with the best interests of all stockholders. As such, we encourage you to vote the WHITE proxy card today.

Below is further detail on what we see as the primary issues and challenges facing Ashland – and why we believe change is desperately needed. Please also visit www.ElevateAshland.com for more information.

SIGNIFICANT CORPORATE GOVERNANCE CONCERNS – ASHLAND HAS TAKEN ACTIONS TO SUPPRESS STOCKHOLDERS' VOICES

Despite Ashland's attempts to argue that they have recently refreshed the Board and have strong corporate governance, we believe the reality is that this is an insular Board that has failed to act in stockholders' best interests (as outlined here and in our other filings). We worry that a few Board members in key roles on important committees – particularly the Governance and Nominating Committee – have an outsized influence and have hijacked the opportunity for Ashland to add world class executives to the Board that would benefit all stockholders and Ashland employees. In particular, the following actions and corporate structures are concerning to us:

Forcing stockholders to vote without knowing who will serve as the Lead Independent Director following the 2019 Annual Meeting

If "Lead Independent Director" Barry Perry's retirement is as Ashland states "consistent with Ashland's director retirement policy," the vacancy caused by his retirement should not have come as a surprise. The Governance and Nominating Committee easily could have interviewed candidates to replace him over the past year. Why then was there no planned succession for Mr. Perry's seat?

We believe the truth is that Ashland had no intention of retiring Barry Perry, just as Bill Wulfsohn indicated to us on October 15, 2018. Indeed, in Ashland's preliminary proxy filing in December it announced it would appoint a new 11th Board member *after* the 2019 Annual Meeting of Stockholders thereby depriving stockholders of the right to vote for their new "Independent" Director. We believe the Company's subsequent announcement that they are adding Craig A. Rogerson to their slate of nominees at the Annual Meeting was a purely reactive step in response to Cruiser's public criticism.

Before voting in this election, all stockholders should ask a few key questions:

1. Is Michael Ward really an "independent director" after collecting over $3.5 million in Ashland Board fees and serving as a director for 18 consecutive years?

2. Did Brendan Cummins, the head of the Governance and Nominating Committee really do his job by not preparing for Barry Perry's retirement? Did he do his job by not making time to ever meet with Dr. Bill Joyce, one of the chemical industry's foremost executives? Why didn't William Dempsey, a member of the Committee, independently require the Committee to do its job? Of note, Mr. Dempsey is Chairman of the Board of Hill-Rom Holdings (NYSE: HRC) – so he presumably should be familiar with proper governance protocols.

3. Should Bill Wulfsohn hold both the Chairman and CEO jobs? The CEO is supposed to report to the Board. Ashland has implemented a complicated system to obfuscate accountability. We believe the roles should be simplified for optimal governance and operation.

4. Do any of these four individuals deserve to be re-elected to the Ashland Board of Directors for 2019?

In our view, the Governance and Nominating Committee of the Board bears particular responsibility for employing these entrenchment tactics and failing to thoroughly review director candidates. Michael Ward, Brendan Cummins and William G. Dempsey serve on that Committee. It is our belief that had the Company had an independent Chairman, the Board would have taken the time to independently evaluate many of the claims made by management before they were publicly addressed.

The last question stockholders should ask is, "Do you want accomplished executives, who have studied Ashland enough to buy the stock with their own funds in the Board room to help guide the Company?"

Read their bios. Appreciate their motivation. We believe you will want to Vote for them on the White Card.

Failing to adhere to their own corporate guidelines

Ashland notes that on December 4, 2018 they amended their corporate guidelines to provide that the Chairs of its Compensation Committee and Governance and Nominating Committee shall rotate at least once every four years. Unfortunately, Ashland has a history of ignoring its own Corporate Guidelines.

Ashland's Corporate Guidelines already have an established policy that the Lead Independent Director may serve no more than three years, provided the Board may extend the term of the Lead Independent Director in its discretion. This is the Board's most important position and it should be rotated to allow for fresh perspectives to Ashland's Board. Yet, Barry Perry has served as Lead Independent Director since 2010, despite this already established three-year limitation.

How "refreshed" is this Board if they do not have any other qualified members to serve as Lead Independent Director in the past eight years?

We note that even this cursory change to the corporate guidelines came only after Cruiser's public letters and preliminary proxy filing in this contested election.

Combined Chairman and CEO roles – that is supposed to be balanced by a "Lead Independent Director"

Ashland justifies the combination of the Chairman and CEO roles due to the balance theoretically provided by a Lead Independent Director. We question how "balanced" that is when there is no change in the Lead Independent Director for eight years, especially considering that this is the Director who lead the process in the selection of the current CEO, and that same Director is the chair of the Compensation Committee which has paid the Chairman and CEO $43 million dollars over the past four years – despite very little growth or margin improvement in the core business over those four years (as we laid out in our last letter, available at this link).

Unfortunately, in our view these actions are part of a consistent pattern of Ashland's Board limiting stockholders rights. More, not less, stockholder input on its representatives and strategic direction of the Company is beneficial to all stockholders.

Lack of stockholder access – Director guidelines prevent "Independent" Directors from meeting with stockholders without the direction of management

Clearly directors have a fiduciary duty to represent the best interests of all stockholders in the boardroom. How can they effectively do this without making themselves available to listen to the concerns of knowledgeable stockholders?

WE BELIEVE ASHLAND'S STATEMENTS OBFUSCATE ITS UNDERPERFORMANCE

Ashland's leadership and Board have crafted a narrative that operational performance is great, the Company is making necessary decisions on their own, management has generated hundreds of millions of savings from previous cost reductions, the Board already has best corporate governance practices in place, and no change is needed.

Ashland substantiates its actions and purported narrative of excellence largely by standing behind its TSR and the "refreshed" nature of the Board.

However, this narrative of "excellence" is, we believe, an attempt to mask the reality of the Company's underperformance. We have highlighted a number of these unsupportable claims below:

- **ASH Claim: On October 25th, and again on November 7th, and again on November 19th,** Ashland's Board claimed, in various forms, that Ashland's TSR has outperformed and "the company's three-year total stockholder return is 43.4% compared to 30.3% for the S&P 400, and the company's five-year total stockholder return is 73.6% compared to 49.7% for the S&P 400, as of October 24, 2018."[4]

  - **Reality**: On November 28, 2018 CorpGov.com wrote an article (posted on Yahoo.com) entitled "The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned" revealing that no stockholder could have achieved the returns that Ashland has stated. In fact the article noted that Ashland's TSR was: "…. still short of the S&P 400 return of 49.7% and well below the return of 68.04% in the S&P 500 (the latter index is worthy of mention because the Company said about a year ago it was utilizing the S&P 500 as its peer performance group for compensation purposes)." The article can be found here.
  - The article also notes the following important points:
    - *"Given that Ashland's returns may not be as impressive as they initially appear, it could be more difficult for the company to brush off criticism from an activist shareholder. It is particularly surprising that the company declined to speak to Dr. Joyce, the former CEO of Union Carbide, now a unit of DowDuPont. Dr. Joyce was also the CEO of Hercules, which Ashland acquired in 2008. Ashland has also declined to speak to Mr. Spizzo, former CFO of Hercules, who is on the board of specialty chemical company Ferro Corp.*
    Ignoring potential input from Messrs. Spizzo and Joyce is troubling because the assets of Hercules now comprise a significant part of Ashland. And that business division, Ashland Specialty Ingredients (ASI), has struggled for the last several years. ASI's adjusted Ebitda margin target of 25% to 27% has been in place since at least 2014 – just before Mr. Wulfsohn took the helm as CEO. But the unit's margin has held well below that level from 23.3% in 2015 to 23.2% in 2018. Growth in adjusted Ebitda has also been sluggish over that timeframe."
  - The stark reality is that Ashland's TSR has underperformed the S&P 500 during Bill Wulfsohn's tenure as CEO- even with the benefit of Ashland's skewed TSR results as a result of the Valvoline spin.
  - It is worth considering that the TSR of Carpenter Technology (NYSE: CRS) also underperformed the market during Bill Wulfsohn's tenure as CEO there. Virtually every institutional investor we have spoken with acknowledges these facts and does not understand how the Company can argue otherwise.

Bill Wulfsohn TSR as CEO:
TSR at Ashland & Carpenter Technology vs. SPY

	ASH	SPY	Relative Performance
Ashland Tenure (12/31/14-12/31/18)	28%	32%	(4%)
	CRS	SPY	
Carpenter Tenure (7/1/10-11/14/14)	69%	117%	(48%)

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[4] Ashland press release, 10/25/18. https://investor.ashland.com/news-releases/news-release-details/ashland-issues-statement-regarding-director-nominations.

- **ASH Claim**: "Over the last ten years, the team has executed on seven restructuring programs . . . and delivered more than $750 million of savings in the process."[5]

  - o **Reality**: Ashland reported consolidated EBITDA of $683 million in fiscal 2018- nearly $70 million less than the purported "cost savings" alone. Even when factoring in divested assets these numbers do not add up. Either Ashland did not achieve cost savings they have claimed to have achieved or there has been significant decline in the core business.

- **ASH Claim**: Chairman and CEO Bill Wulfsohn has recently tried to reset the date of when he promised to deliver ASI operating margin targets of 25-27%. He has stated numerous times in the past five months that the Company is "delivering on the financial targets for fiscal 2018-2021 presented at the Company's Investor Day in 2017"[6]; and the "outlook for fiscal 2019 reflects continued progress toward the long-term financial targets shared at our Investor Day last year."[7]

  - o **Reality**: Ashland under Bill Wulfsohn stated those targets at its analyst day in May 2015. This is a confusing attempt to reset the starting point to the 2017 Analyst Day, and ignore that Ashland's primary target of achieving ASI margins of 25%-27% has been in place for well over 4 years – significantly predating the 2017 Analyst Day.

- **ASH Claim:** "The Governance and Nominating Committee will review all director candidates in accordance with its charter and Ashland's corporate governance guidelines."[8]

  - o **Reality:** We believe the Committee's decision not to speak to any of the four Cruiser nominees violates the Governance and Nominating Committee Charter. The Charter calls for directors to "possess an inquisitive and objective nature, practical wisdom and mature judgement" and to "Identify Board members qualified to fill any vacancies on a committee of the Board."[9] Only by meeting and speaking in person can the Committee assess these qualities, a fact the Company understood when it spoke in person with Mr. Jerome A. Peribere, two other candidates Cruiser proposed in 2017 and recently with Mr. Craig Rogerson. Unfortunately, Ashland failed to exercise the same level of diligence with our nominees in this contest.

- **ASH Claim**: Cruiser is primarily interested in accelerating cost cuts, implying that Cruiser wants Ashland employees to be fired.[10]

  - o **Reality:** Cruiser explicitly wrote to Ashland's Board of Directors on July 16, 2018 stating that the "opportunities to grow revenues and to reduce expenses (without necessarily reducing headcount) are ripe." Cruiser also noted that it had other concerns and ideas to

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[5] Ashland 3Q18 earnings call, 08/01/18
[6] Ashland press release, 10/25/18. https://investor.ashland.com/news-releases/news-release-details/ashland-issues-statement-regarding-director-nominations
[7] Ashland press release, 11/06/18. https://www.sec.gov/Archives/edgar/data/1674862/000156459018027509/ash-ex991_6.htm
[8] Ashland press release, 10/25/18. https://investor.ashland.com/news-releases/news-release-details/ashland-issues-statement-regarding-director-nominations
[9] Ashland Governance & Nominating Committee, 01/25/18. https://investor.ashland.com/committee-details/governance-nominating
[10] Ashland letter to employees, 11/28/18. https://www.sec.gov/Archives/edgar/data/1674862/000095015718001176/ex1.htm

discuss, including thoughts on improving growth and margins that it would like to share with the Board.[11]

- **ASH Claim:** "Mr. Rogerson is now the third director recommended by shareholders that Ashland has nominated over the past five years."[12]

    o **Reality**: There <u>is currently only one director on the Board that has been nominated by stockholders: Jerome Peribere</u>. If elected, Mr. Rogerson would be the second. Ashland's statement gives an impression that there are already two Board members currently on the Board nominated by stockholders. This is not true. The other previous Board member was nominated five years ago and left the Ashland Board years ago to join the Board of Valvoline.

NEW VOICES – INCLUDING OPERATORS AND STRATEGIC LEADERS WITH PROVEN SECTOR EXPERIENCE AND SUCCESS – ARE NEEDED ON THE ASHLAND BOARD TO REPRESENT ALL STOCKHOLDERS

We believe Dr. Bill Joyce, Mr. Allen Spizzo, Mr. Pat Gottschalk, and Ms. Carol Eicher are fully aligned with stockholders. In addition, they are industry experts, have driven stockholder value creation at other chemical companies, and are incentivized to see Ashland succeed.

To appreciate the quality of these candidates, here are summaries of their biographies:

- **Dr. Bill Joyce** is one of the foremost minds in specialty chemicals. Bill was the CEO of Union Carbide, Nalco Holding Co., and currently sits on the Board of Hexion Inc., which is controlled by one of the world's most sophisticated private equity firms. Additionally, as you know well, he is the former CEO of Hercules, Inc. – which is today one of Ashland's largest contributors to EBITDA. Most recently he acted as a Consultant to the CEO and Advisor to the Board at the chemical company A. Schulman, Inc., where the CEO publicly lauded his work during 2018.

- **Allen Spizzo** is a highly respected operating and finance executive with material experience in specialty chemicals. Allen is a former executive and CFO of Hercules, Inc. where he worked in various leadership capacities for over 15 years. As you know, Hercules is a key asset of, and EBITDA contributor to, today's Ashland Specialty Ingredients business. He is currently a director of Ferro Corp (NYSE:FOE), a leading specialty coatings business, where he is Chair of the Compensation Committee and serves on the Audit Committee. He also served on the Boards of public chemical companies A. Schulman (SHLM) and OM Group (OMG).

- **Carol S. Eicher** is a highly respected operating and marketing executive with material experience in specialty chemicals. Carol was most recently the President and Chief Executive Officer of Innocor, Inc. where she led its integration, growth and ultimate sale, generating a >4x return for her investors. Ms. Eicher brings 30 years of manufacturing, commercial and executive leadership experience in the chemical industry, having had senior leadership positions at Dow Chemical (NYSE:DWDP), Rohm and Hass, Ashland Chemical Company, and E.I. DuPont de Nemours (NYSE:DD-B). She currently serves as a director at Tennant (NYSE:TNC) where she chairs the

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[11] Cruiser Capital preliminary proxy statement, 12/07/18, https://www.sec.gov/Archives/edgar/data/1674862/000089706918000634/cmw20.htm
[12] Ashland letter to stockholders, 01/02/19. https://www.sec.gov/Archives/edgar/data/1674862/000095015719000008/ex1.htm

Governance Committee; is a director at Aurora Plastics where she serves on the Audit Committee; and, is a former director of A. Schulman (SHLM) prior to its sale to LyondellBasell Industries (NYSE:LYB) in August 2018.

- **Pat Gottschalk** is a highly respected operating executive with extensive specialty chemical experience. Pat is the former Chairman and CEO of Union Carbide and has also served as President of Dow's multi-billion dollar coatings, monomers and plastic additives business. He has more than 30 years of experience as a global business leader and is currently a director of Superior Plus Corporation (TSX:SPB).

These nominees would, in our view, bring extremely valuable perspectives and expertise to the Company.

Elevate Ashland – Support Cruiser's Nominees who are Aligned with ALL Stockholders

Vote on the WHITE proxy card TODAY!

Visit www.ElevateAshland.com for more information

We urge you not to return any blue proxy card you receive from the Company. If you have already sent a blue proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the Ashland Global Proxy Statement, you may revoke that proxy and vote on each of the proposals described in the enclosed Stockholder Nominees for New Directors of Ashland Proxy Statement by signing, dating and returning the enclosed **WHITE** proxy card.

We believe the stockholders of Ashland are entitled to a say in determining how the Company should be operated. We also believe investors should be allowed to vote for each Director independently at every election. Contact Okapi Partners LLC at (888) 785-6617 for any assistance in voting your shares.

We are in this together as stockholders, with a common objective – to Elevate Ashland and increase its value. We believe there is a tremendous opportunity at Ashland and that our nominees will only help Ashland unleash the power and potential of Ashland's strategic franchise.

Feel free to call us directly if you have suggestions or desire to discuss ways way to improve Ashland.

Sincerely,

Cruiser Capital Advisors

Keith M. Rosenbloom
Charlie J. Rose
David E. Hansen

Investor Contact:
Bruce Goldfarb / Jason Alexander
Okapi Partners LLC
212-297-0720
ElevateAshland@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani
Sloane & Company
212-486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

About Cruiser Capital Advisors

Cruiser Capital Advisors, LLC is an investment management firm that concentrates its investments in companies it believes trade at public market values substantially different from intrinsic value. Cruiser often utilizes a constructivist approach to collaborate with management teams to help drive stockholder value. Cruiser may be contacted at Info@Cruisercap.com.

Publicly Available Information

The financial and performance information provided in the press release and letter is based on publicly available data and information reported by Ashland. Cruiser does not warrant the data and information reported by Ashland. Cruiser cannot and does not guarantee the accuracy, validity, timeliness or completeness of any data or information or data reported by Ashland. None of the information contained in the press release and letter constitutes a recommendation, solicitation or offer to buy or sell any securities of Ashland.

Important Information

On January 7, 2019, Cruiser Capital Master Fund LP filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "proxy statement") and WHITE proxy card in connection with the 2019 Annual Meeting of Stockholders of Ashland Global Holdings Inc. (the "Company"). Cruiser Capital Master Fund LP has nominated four individuals as nominees to the Company's board of directors and is soliciting votes for the election of those individuals as members of the Company's board of directors. The individuals that have been nominated are Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Nominees"). **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed with the SEC by Cruiser Capital Master Fund LP and its affiliates (the "Cruiser Capital Parties") at the SEC's web site at www.sec.gov. The definitive proxy statement and other related SEC documents filed with the SEC by the Cruiser Capital Parties may also be obtained free of charge from the Cruiser Capital Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company's stockholders of proxies in favor of the Nominees (the "Participants"): Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the Participants and their interests may be found in the proxy statement, as filed with the SEC on January 7, 2019 and incorporated herein by reference.**

DEFC14A 1 c92546_defc14a.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

ASHLAND GLOBAL HOLDINGS INC.
(Name of Registrant as Specified In Its Charter)

Cruiser Capital Advisors, LLC
Keith M. Rosenbloom
Cruiser Capital Master Fund LP
Metamorphosis IV LLC
Allen A. Spizzo
William H. Joyce
Patrick E. Gottschalk
Carol S. Eicher

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

-with copies to-

Phillip M. Goldberg	Peter D. Fetzer
Foley & Lardner LLP	Foley & Larder LLP
321 North Clark Street	777 East Wisconsin Avenue
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(312) 832-4549	(414) 297-5596

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ASHLAND GLOBAL HOLDINGS INC.
ANNUAL MEETING OF STOCKHOLDERS
FEBRUARY 8, 2019

PROXY STATEMENT OF
CRUISER CAPITAL MASTER FUND LP

PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD TODAY IN THE
POSTAGE-PAID ENVELOPE PROVIDED

Cruiser Capital Master Fund LP (referred to herein together with its affiliates as "Cruiser Capital") is furnishing this proxy statement (this "Proxy Statement") and accompanying **WHITE** proxy card to the stockholders of Ashland Global Holdings Inc. ("Ashland Global" or the "Company") to solicit proxies in connection with the Company's 2019 Annual Meeting of Stockholders, and any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"), scheduled to be held February 8, 2019, at Noon (EST), at Hotel du Pont, 42 West 11th Street, Wilmington, DE 19801. The principal executive office of Ashland Global is located at 50 East RiverCenter Boulevard, Covington, Kentucky 41011.

The Company has set December 10, 2018 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Holders of common stock at the close of business on the Record Date are entitled to vote at the Annual Meeting.

This Proxy Statement and the accompanying **WHITE** Proxy card are first being sent or given to the stockholders of the Company on or about January 7, 2019.

WHY YOU WERE SENT THIS PROXY STATEMENT

This Proxy Statement is seeking your support at the Annual Meeting of Ashland Global for the following:

1. To vote "**FOR**" the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board of Directors of the Company (the "Board").

2. To vote "**AGAINST**" a non-binding advisory resolution approving the compensation paid to Ashland Global's named executive officers.

The **WHITE** proxy card also allows you to vote on the following proposal that is being presented by the Company for stockholder consideration at the Annual Meeting:

- Ratification on an advisory (non-binding) basis of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

The following persons may be deemed to be participants in soliciting stockholders to vote "**FOR**" the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher and to vote "**AGAINST**" the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers (referred to herein together as "Stockholder Nominees for New Directors of Ashland", "Participants", "we", "our", or "us"): Cruiser Capital Advisors, LLC,

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Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

REASONS FOR THE SOLICITATION

We believe that Ashland Global has tremendous potential to generate significant value for stockholders.

The decision to undertake this campaign to elect four highly qualified stakeholders to Ashland Global's Board was made after very careful consideration and numerous attempts to constructively engage with Ashland's management. See the "Background of the Solicitation" below.

To date, as we have expressed in our public filings, we have been disappointed with Ashland Global's 1) financial performance, 2) lack of engagement, and 3) unwillingness to meet with and potentially learn from knowledgeable stockholders. Despite multiple opportunities for the Company's Board and management team to engage with our nominees, Ashland has chosen not to do so. As a result, we are seeking your support to elect four highly qualified director nominees and restore accountability at Ashland Global.

Our nominees were carefully selected based on their impressive backgrounds. They are completely independent of Cruiser Capital. They each have proven records of success, relevant industry expertise, and have invested personal money, directly and indirectly, in the Company, making them aligned with stockholders. We believe they will provide Ashland Global stockholders with the comfort of knowing that new, experienced, objective and independent directors are reviewing the strategy, operations, performance, executive compensation and leadership of the business. We believe their presence on the Board will improve and accelerate the Company's ability to capture potentially material growth and margin improvements.

No hedging or other transaction or series of transactions has been entered into by or on behalf of any of the Stockholder Nominees for New Directors of Ashland, nor has any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any of the Stockholder Nominees for New Directors of Ashland with respect to any securities of the Company. None of the Participants has pledged any shares as security.

YOUR VOTE HAS THE POWER TO CHANGE THE BOARD

We believe an engaged and knowledgeable board can positively impact a company's financial performance and strategic trajectory by participating with management in formulating corporate strategy in the interest of stockholders, developing appropriate incentives for management and other employees to harness their interests to achieve the agreed upon strategic plan, and judging the performance of management against the strategic plan.

So, what is a stockholder and investor to do when a board and its members are not maintaining constructive, ongoing communications with all its stockholders, or does not welcome views and opinions that may be different from those expressed by management? Normally, the answer is disappointing because it can be very difficult for stockholders to nominate one of their own to serve on the Board, or even vote for an alternative slate of directors. **This year, however, you**

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have the power to effect change at Ashland Global. We have offered you a choice--an alternative slate of highly qualified, independent director nominees who are aligned with you.

Please take advantage of this opportunity to make a change. VOTE TO CHANGE ASHLAND GLOBAL FOR THE BETTER. VOTE FOR OUR DIRECTOR NOMINEES.

MEETING DETAILS AND PROXY MATERIALS

At the Annual Meeting, we currently believe, based on the Company's past stockholder meetings, that the stockholders of Ashland Global will be asked to consider and vote upon: (1) the election of 11 directors to the Board to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified; (2) the approval of a non-binding advisory resolution approving the compensation paid to Ashland Global's named executive officers; (3) the ratification of the appointment of Ernst & Young LLP as independent registered public accountants for fiscal 2019; and (4) the transaction of such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

We intend to vote all of the shares of common stock that we are entitled to vote, including proxies solicited by these proxy materials, as follows:

1. **FOR** the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

2. **AGAINST** the approval on an advisory (non-binding) basis of the compensation of the Company's named executive officers.

3. **FOR** the ratification on an advisory (non-binding) basis of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on February 8, 2019. This Proxy Statement and the accompanying WHITE proxy card are available at www.OkapiVote.com/ASH.**

**IMPORTANT**

Your vote is important, no matter how many or how few shares you own. The Stockholder Nominees for New Directors of Ashland urge you to sign, date and return the enclosed WHITE proxy card today.

- If your shares are registered in your own name, you can vote in one of several ways: (1) visit the website listed on the enclosed **WHITE** proxy card to vote via the Internet; (2) call the telephone number specified on the enclosed **WHITE** proxy card to vote by telephone; (3) attend the Annual Meeting to vote in person; or (4) sign and date the enclosed **WHITE** proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **WHITE** voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote**. Your broker cannot vote your

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shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

We urge you not to return any proxy card you receive from the Company. If you have already sent a blue proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the Ashland Global Proxy Statement, you may revoke that proxy and vote on each of the proposals described in this Proxy Statement by signing, dating and returning the enclosed **WHITE** proxy card.

If you have questions, require assistance in voting your WHITE Proxy card, or need additional copies of these proxy materials, please contact Okapi Partners, our proxy solicitors, at the following address, telephone number or email address listed below:



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(212) 297-0720

Stockholders and All Others Call Toll-Free: (888) 785-6617

Email: ElevateAshland@okapipartners.com

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BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

- October 27, 2017, Cruiser Capital submitted to Ashland Global three director nominees to stand for election at the January 2018 Annual Meeting.

- November 27, 2017, following discussions with Ashland Global, Cruiser Capital withdrew its director nominations after the Company agreed to nominate Jerome Peribere to sit on the Board.

- November 28, 2017, Ashland Global announced that it is nominating Mr. Peribere as a Director at the 2018 Annual Meeting. Chairman and CEO William A. Wulfsohn publicly thanked Cruiser Capital for its assistance in recruiting Mr. Peribere.

- November 29, 2017, Mr. Wulfsohn and Seth Mrozek have breakfast with Charlie J. Rose of Cruiser Capital. At that breakfast meeting Mr. Rose asked and Mr. Wulfsohn agreed to allow Cruiser Capital to present directly to the Board. Later that same day at a lunch meeting Mr. Wulfsohn said directly to Mr. Rosenbloom that Cruiser Capital will be allowed to address the Board at some point in the first quarter of 2018.

- December 20, 2017, Cruiser Capital had a call with Barry Perry and Mr. Wulfsohn. On the call Cruiser Capital noted that it felt bringing Mr. Peribere on the Board would be highly accretive and that investors generally agreed. Cruiser Capital noted that there was still a large value gap between Ashland Global's stock market value and its inherent value.

- February 23, 2018, Cruiser Capital sent an email to Ashland Global enquiring as to when Cruiser Capital can present to the Board, as a follow-up on management's commitment to allow Cruiser Capital to present stockholder concerns directly to the Board.

- March 2, 2018, Ashland Global sent an email to Cruiser Capital withdrawing its commitment to allowing Cruiser Capital to present stockholder concerns directly to the Board.

- May 2, 2018, Cruiser Capital requested to speak with Ashland Global management following the fiscal second quarter earnings. Ashland Global did not respond to the request.

- July 16, 2018, Cruiser Capital sent the Board a letter expressing concerns about Ashland Global's history as a financial sponsor and lack of operational execution. Cruiser Capital recommended that they appoint two new directors to the Board, with Dr. Joyce being retained by the Company as an advisor. In the letter, Cruiser Capital recommended that Mr. Spizzo be considered as a Director. Cruiser Capital noted specifically that the "opportunities to grow revenues and to reduce expenses (without necessarily reducing headcount) are ripe." Cruiser Capital also noted that it had other concerns and ideas to discuss, including thoughts on improving growth and margins, that it would like to share with the Board.

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- July 23, 2018, Cruiser Capital filed a Schedule 13D and disclosed, among other things, its working relationship with Dr. Joyce and Mr. Spizzo, who have invested $35 million in Ashland Global. (Dr. Joyce owns shares through trusts that are advised by Cruiser Capital Advisers, LLC (Cruiser Capital Advisers is the beneficial owner pursuant to Rule 13d-3 of the Securities Exchange Act of 1934), and Mr. Spizzo owns shares in his own name.)

- July 24, 2018, Cruiser Capital had a conference call with Ashland Global's management. During that call Mr. Rosenbloom stated that he believed that Mr. Wulfsohn personally, and the Company as a whole, would benefit from a discussion with Dr. Joyce. It was stated that Dr. Joyce had given a lot of thought on how to improve Ashland Global's margins in a way that impressed Cruiser Capital as a stockholder, and that Cruiser Capital believed would impress management as well. Cruiser Capital offered to provide the contact information of Dr. Joyce and the other people mentioned in the July 16, 2018 letter to Ashland Global, and Ashland Global's management declined to get their contact information.

- On the July 24, 2018 call, Ashland stated that Cruiser's July 16th letter spoke for itself and needed no further clarity. Cruiser Capital noted that we have a long and in depth presentation that we would like to share with the Chairman and the Board which was our understanding from November. Cruiser stated that our goal is not to agitate, but to help improve the business.

- August 1, 2018, Cruiser Capital asked Ashland Global if Dr. Joyce and Mr. Spizzo could join a previously scheduled call to discuss Ashland's earnings release and business prospects.

- August 2, 2018, Ashland explicitly requested that Dr. Joyce and Mr. Spizzo not join the earnings review call.

- August 2, 2018, Cruiser Capital had a call with management to review Ashland Global's fiscal third quarter results. Cruiser Capital stated that Mr. Spizzo lives near Ashland Global corporate headquarters in Delaware and as such it would be very convenient for a meeting between the Company and Mr. Spizzo to occur in person.

- August 3, 2018, in response to Cruiser Capital's July 16th letter, Mr. Perry, Lead Independent Director of the Board, sends Cruiser Capital a letter declining to speak directly with Cruiser, directing Cruiser to communicate directly with management.

- September 11, 2018, Cruiser Capital met with CFO Kevin Willis at an investor conference. Cruiser Capital again expressed that it believes it would be beneficial for Ashland Global to speak with both Dr. Joyce and Mr. Spizzo, without Cruiser present, to discuss opportunities to improve Ashland Global. It was expressed that both Dr. Joyce and Mr. Spizzo have no desire to become CEO or serve in a corporate executive role at Ashland Global. At the meeting, Cruiser Capital stated clearly that Mr. Spizzo lives near the Company's Delaware headquarters and would be happy to meet with Ashland's management there.

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- October 15, 2018, Cruiser Capital had a call with Ashland Global's management. It was reiterated that Dr. Joyce and Mr. Spizzo were stockholders who had no desire to become corporate executives at Ashland Global and only want to share information because they believe they can add value for all stockholders.

- On October 15, 2018, Cruiser Capital asked Ashland Global why the Company had not met with Dr. Joyce or Mr. Spizzo. Management stated that for a nominee to be considered their nomination must be formally submitted. Then the Company will follow its "Director review process" in considering the particular nominees. As a result, Cruiser Capital informed Ashland Global that Cruiser would submit for nomination four nominees to the Board, including Dr. Joyce and Mr. Spizzo which would be required to be made public,

- October 23, 2018, we submitted to Ashland Global our notice of intent to nominate Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board at the Company's 2019 Annual Meeting of Stockholders. We filed the nomination letter with the SEC in an amended Schedule 13D on October 25, 2018.

- October 25, 2018, Ashland Global issued a press release confirming the receipt of our notice of our Director nominations.

- November 2018, a recruiter hired by Ashland Global calls each nominee and engages in a discussion about their background. The recruiter does not solicit the nominees' insights into improving Ashland Global. Neither the Board nor the Company's management talks directly with any of our nominees.

- November 20, 2018, Cruiser Capital sent a letter to the Chairman and CEO, Mr. Wulfsohn, Mr. Perry, Lead Independent Director, and Brendan Cummins, Head of the Governance and Nominating Committee, expressing concerns regarding lack of stockholder engagement, a concern regarding premature M&A activity at a sub-optimal price, and concerns regarding persistent operational underperformance. In that letter Cruiser Capital asked why the Company's management had still not met with Dr. Joyce or Mr. Spizzo.

- December 7, 2018, we filed our Preliminary Proxy Statement.

- January 7, 2019, we filed our Definitive Proxy Statement.

PROPOSAL 1
ELECTION OF DIRECTORS

Under the Ashland Global Amended and Restated Articles of Incorporation and Amended and Restated By-laws, each as amended and restated to date, directors at Ashland Global are elected each year. Set forth below are our nominees for election as Directors.

Allen A. Spizzo: Since 2008, Mr. Spizzo, age 61, has been a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries. He also serves as an investment adviser and asset management trustee. Mr. Spizzo served as Vice President and Chief Financial Officer of Hercules

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Incorporated, a former S&P 500 company, from March 2004 until the company was sold to Ashland Inc. in November 2008. He served as Vice President, Corporate Affairs, Strategic Planning and Corporate Development of Hercules from July 2002 to March 2004. He served as Vice President, Investor Relations and Strategic Planning of Hercules from 2000 to July 2002. Prior to that, he served in other capacities with Hercules beginning in 1979. Mr. Spizzo received a BS in Chemical Engineering from North Carolina State University and an MBA from University of Akron. He is currently a Director of Ferro Corporation, a global specialty materials business, where he is a member of the Audit Committee and Chairs the Compensation Committee. He also served on the board of directors of Global Specimen Solutions, Inc., a privately held informatics company serving the pharmaceutical and biotech industries headquartered in Raleigh, North Carolina until its sale to LabCorp in 2017. Mr. Spizzo recently served on the board of directors of OM Group, Incorporated, a global specialty chemicals and materials company, until its sale in 2015 and A. Schulman until its sale to LyondellBasell Industries. The Stockholder Nominees for New Directors of Ashland believe that Mr. Spizzo's extensive management experience in positions in key corporate functions (including, finance, strategic planning, corporate development and investor relations), as well as his experience on public company boards, qualifies him to serve on the Company's Board.

William H. Joyce:	Dr. Joyce, age 83, has been the Chairman and Chief Executive Officer of Advanced Fusion Systems LLC, a developer and manufacturer of power electronics, since 2008. He is the retired, former Chief Executive Officer and Chairman of Nalco Holding Company, positions he held from November 2003 until his retirement in December 2007. Prior to joining Nalco, Dr. Joyce served as Chief Executive Officer and Chairman at Hercules Incorporated and prior to that at Union Carbide. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and MBA and Ph.D. degrees from New York University. Dr. Joyce received the National Medal of Technology Award in 1993 from President Clinton, the Plastics Academy's Lifetime Achievement Award in 1997 and the Society of Chemical Industry Perkin Medal Award in 2003. Dr. Joyce also serves as a trustee and Vice Chairman of the Universities Research Association and was one of the first board leadership fellows of the National Association of Corporate Directors. During the past five years, he also served on the board of directors of El Paso Corporation, CVS Caremark Corporation and Momentive Performance Materials Holdings Inc. He currently serves on the board of directors of Hexion Holdings LLC and is a Chair of the Environmental, Health and Safety committee of the Hexion Holdings LLC Board of Managers. The

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Stockholder Nominees for New Directors of Ashland believe that Dr. Joyce's extensive management experience, and his skills in business leadership and strategy, qualifies him to serve on the Company's Board.

Patrick E. Gottschalk: Mr. Gottschalk, age 55, is the former Chairman and CEO of Union Carbide from 2007 until 2012. Most recently Mr. Gottschalk served as President of Coatings, Monomers and Additives, a multi-billion dollar business within The Dow Chemical Co., which is a chemicals manufacturer, and served in this capacity from 2012 until 2016. Mr. Gottschalk currently serves as a director of Superior Plus Corporation (TXS:SPB). The Stockholder Nominees for New Directors of Ashland believe that Mr. Gottschalk's extensive management experience, and his skills in business leadership and strategy, qualifies him to serve on the Company's Board.

Carol S. Eicher: Since 2008, Ms. Eicher, age 60, has served as a director for Tennant Company, a cleaning products and solutions company. Ms. Eicher currently serves as Chair of the governance committee and a member of the compensation committee, and formerly served on the audit committee, for Tennant Company. Ms. Eicher is currently a Director at Aurora Plastics where she is a member of the Audit Committee. Ms. Eicher previously served as President and Chief Executive Officer, for Innocor Inc., a designer and manufacturer of home furnishings company. In addition, Ms. Eicher has served as a director and treasurer for Fairmount Park Conservancy, a nonprofit corporation since 2005 and was a Director at A. Schulman from 2017 to 2018 until its sale to LyndellBasell Industries. Ms. Eicher's past business experience includes serving as Business President of Coating Materials and Building and Construction for The Dow Chemical Company, a manufacturer and seller of chemicals, plastic materials and other specialized products. The Stockholder Nominees for New Directors of Ashland believe that the attributes, skills and qualifications Ms. Eicher has developed through her global manufacturing, operations, and merger and acquisition experience allow her to provide business and leadership expertise to the Board.

The combination of experience, skill sets, and qualifications disclosed above led to the conclusion that each of the nominees should serve as a Director of the Company. None of the entities or organizations reflected in the business experience of the nominees is a parent, subsidiary or other affiliate of the Company. The role of an effective Director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the Director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations. The Stockholder Nominees for New Directors of Ashland believe that the background and expertise of each nominee evidences those abilities and are appropriate to his or her serving on the Company's Board.

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The Stockholder Nominees for New Directors of Ashland believe that each of Mr. Spizzo, Dr. Joyce, Mr. Gottschalk and Ms. Eicher would be deemed "independent" under the Corporate Governance Guidelines of the Company and the independence requirements of the SEC rules and the listing standards of the New York Stock Exchange (NYSE), and that each would qualify as an "audit committee financial expert" as that term is defined by the SEC.

We expect that our nominees will be able to stand for election but in the event that one or more are unable to serve or for good cause will not serve, the shares represented by the enclosed **WHITE** proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company's charter documents and applicable law. In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or, if consummated, would have, the effect of disqualifying our nominees, to the extent this is not prohibited under the Company's charter documents and applicable law. In any such case, shares represented by the enclosed **WHITE** proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company's charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

As set forth below, Mr. Spizzo, Dr. Joyce, Mr. Gottschalk and Ms. Eicher are either presently serving as a director of a corporation, partnership or other entity that has a class of debt or equity securities registered under the Securities Exchange Act of 1934, or is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934, or any company registered as an investment company under the Investment Company Act of 1940, or have served as such during the past five years:

- Dr. Joyce: Hexion Inc. (the supervision of the management of Hexion Inc.'s affairs and business operations is entrusted to the Board of Managers of Hexion Holdings LLC, Columbus OH, and Dr. Joyce is a director of Hexion Holdings LLC)

- Mr. Spizzo: Ferro Corp. (NYSE: FOE); A. Schulman, Inc. (NASDAQ: SHLM); and OM Group (NYSE: OMG)

- Mr. Gottschalk: Superior Plus Corporation (TSX: SPB)

- Ms. Eicher: Tennant Co. (NYSE: TNC); and A. Schulman, Inc. (NASDAQ: SHLM)

<u>MECHANICS OF VOTING IN THE ELECTION</u>

Because there are fifteen nominees overall (four from us and eleven from Ashland Global) vying for eleven board seats, the mechanics of voting in this election may seem a bit complex. We want you to be able to cast your vote for all eleven director slots up for election. So, we are "rounding out" our slate of four candidates by permitting stockholders to also vote for all of the Ashland Global nominees, on our WHITE proxy card, other than the Ashland Global nominees set forth below, each of whom we are <u>not</u> supporting:

- Brendan M. Cummins

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- William G. Dempsey

- William A. Wulfsohn

- Michael J. Ward

A plurality voting standard applies to the election of directors at the Annual Meeting. So, stockholders will be able to cast only "FOR" or "WITHHOLD" votes in the election of directors, and the eleven nominees receiving the most "FOR" votes will be elected as directors. Since we are only proposing four nominees for the Board, if our nominees are elected, the Company's seven nominees with the highest number of shares voted in such nominee's favor will also be elected. Withhold votes will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting, but will not be counted in determining the outcome of the election of directors.

With a plurality voting standard applying to the election of directors at the Annual Meeting, stockholders will not be able to abstain from voting in the election of directors. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both the Company and the Stockholder Nominees for New Directors of Ashland, all items listed in the notice for the Annual Meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

WE URGE YOU TO VOTE "FOR" ALLEN A. SPIZZO, WILLIAM H. JOYCE, PATRICK E. GOTTSCHALK AND CAROL S. EICHER USING THE ENCLOSED WHITE PROXY CARD.

IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" ALLEN A. SPIZZO, WILLIAM H. JOYCE, PATRICK E. GOTTSCHALK AND CAROL S. EICHER, AND "FOR" THE PERSONS WHO HAVE BEEN NOMINATED BY ASHLAND GLOBAL TO SERVE AS DIRECTORS, OTHER THAN ASHLAND GLOBAL NOMINEES BRENDAN M. CUMMINS, WILLIAM G. DEMPSEY, WILLIAM A. WULFSOHN AND MICHAEL J. WARD.

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PROPOSAL 2
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As described in detail in Ashland Global's proxy statement, Ashland Global is asking stockholders to indicate their support for executive officer compensation. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of Ashland Global's named executive officers. So, stockholders may endorse or not endorse Ashland Global's executive pay program through the following non-binding resolution:

"RESOLVED, that the compensation paid to Ashland's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

We are soliciting stockholders to vote "**AGAINST**" this Proposal because we do not believe the Company's compensation practices are in the best interest of Ashland Global and its stockholders.

Because the vote on this Proposal is advisory, it will not be binding upon the Board. However, Ashland Global has indicated that it will take into account the outcome of the vote when considering future executive compensation arrangements

The non-binding advisory resolution regarding the compensation of the named executive officers described in this Proposal shall be approved if the votes cast in favor of the resolution exceed the votes cast against the resolution. Abstentions and broker non-votes will not be counted as either votes cast for or against the resolution.

WE URGE YOU TO VOTE AGAINST THE SAY-ON-PAY PROPOSAL. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE AGAINST WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 3
ADVISORY (NON-BINDING) RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In the Ashland Global proxy statement, the Company is asking stockholders to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the Company's 2019 fiscal year.

According to the Company's Proxy Statement, if the appointment of Ernst & Young LLP is not ratified, the Audit Committee of the Board will reconsider whether it is appropriate to retain another independent registered public accountant.

WE RECOMMEND A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" WITH RESPECT TO THIS PROPOSAL.

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WHO CAN VOTE AT THE ANNUAL MEETING

Only stockholders of record of Ashland Global common stock at the close of business on December 10, 2018, the Record Date, are entitled to notice and to vote at the Annual Meeting.

HOW TO VOTE BY PROXY

Your vote is important, no matter how many or how few shares you own. The Stockholder Nominees for New Directors of Ashland urge you to sign, date and return the enclosed WHITE proxy card today.

- If your shares are registered in your own name, you can vote in one of several ways: (1) visit the website listed on the enclosed **WHITE** proxy card to vote via the Internet; (2) call the telephone number specified on the enclosed **WHITE** proxy card to vote by telephone; (3) attend the Annual Meeting to vote in person; or (4) sign and date the enclosed **WHITE** proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **WHITE** voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.** Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now. Please contact our proxy solicitor Okapi Partners at (888) 785-6617 if you require assistance in voting your shares. This Proxy Statement and the accompanying **WHITE** proxy card are available at www.OkapiVote.com/ASH.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the **WHITE** proxy card but do not make any specific choices, your proxy will vote your shares as follows:

1. **FOR** the election of Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board, and "**FOR**" the persons who have been nominated by Ashland Global to serve as Directors, other than Ashland Global nominees Brendan M. Cummins, William G. Dempsey, William A. Wulfsohn and Michael J. Ward.

2. **AGAINST** the approval on an advisory (non-binding) basis the compensation of the Company's named executive officers.

3. **FOR** the ratification on an advisory (non-binding) basis the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending September 30, 2019.

You should refer to the Company's proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company's nominees. We are NOT seeking authority to vote for and will NOT exercise any

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authority for Brendan M. Cummins, William G. Dempsey, William A. Wulfsohn and Michael J. Ward, four of the Company's eleven nominees. There is no assurance that the Company's other nominees will serve if elected with Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), governs our use of discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the Annual Meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the Annual Meeting, without providing any discussion of the matter in this Proxy Statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the **WHITE** proxy card on your behalf. You should also sign, date and mail the voting instruction that your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but instead you receive the **WHITE** proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

Stockholders of Ashland Global may not cumulate votes relating to the election of directors. For the other proposals presented at the Annual Meeting, stockholders are entitled to one vote for each common share the stockholder owned of record on the Record Date.

Only stockholders of record of Ashland Global common stock at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting. At least a majority of shares outstanding on the Record Date and entitled to vote must be represented at the Annual Meeting, either in person or by proxy, in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

14

Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker ("broker non-votes").

The following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the Annual Meeting but for which there is an abstention; and (3) a share otherwise present at the Annual Meeting as to which a stockholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the stockholder has not indicated any voting direction).

The proposal on the advisory (non-binding) vote to approve named executive officer compensation requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

The proposal on the advisory (non-binding) vote to ratify the selection of the independent registered public accounting firm requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both Ashland Global and us, all items listed in the notice for the Annual Meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting.

However, for brokerage or other nominee accounts that receive proxy materials only from Ashland Global, the broker or other nominee will be entitled to vote shares held for a beneficial owner only on the ratification of the appointment of Ernst & Young LLP, as Ashland Global's independent auditor for the year ending September 30, 2019, without instructions from the beneficial owner of those shares. In this event, a broker or other nominee still will not be entitled to vote shares held for a beneficial owner on non-routine proposals, which include the election of directors and the approval of the other proposals.

REVOCATION OF PROXIES

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Company's Corporate Secretary at the Company's principal executive offices in 50 East RiverCenter Boulevard, Covington, Kentucky 41011; or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person. If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person. You should be aware that

15

simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. **Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.**

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a blue proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the **WHITE** proxy card or by voting in person at the Annual Meeting.


SOLICITATION OF PROXIES; EXPENSES


The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by us. In addition to the use of the mails, proxies may be solicited by us and/or our regular employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Proxies will not be solicited by specially engaged employees. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the common stock that such institutions hold, and we will reimburse such institutions for their reasonable out-of-pocket expenses.

We have retained Okapi Partners LLC, a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $150,000, plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit stockholders. Approximately 25 persons will be utilized by that firm in its solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $750,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $225,000.

We intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation. If elected, our nominees will submit the matter to a vote of the Company's Board. The Company's Board may vote to submit the matter of reimbursement to a vote of the Company's stockholders. If elected to the Company's Board, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher, intend to vote in favor of reimbursing us and submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, we will vote our shares in favor of such reimbursement and will accept the results of such stockholder vote.

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CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The only participants known to Cruiser Capital Master Fund LP are Keith M. Rosenbloom, Cruiser Capital Advisors, LLC, Cruiser Capital Master Fund LP, Metamorphosis IV LLC, Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher. The business address of each Participant for this notice and solicitation is c/o Cruiser Capital Master Fund LP, 501 Madison Avenue, Floor 12A, New York, NY 10022. Each Participant's age, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is provided below.

Name	Principal Occupation or Employment	Name, Business and Address Employer
Cruiser Capital Advisors, LLC	The principal business of Cruiser Capital Advisors is to serve as an investment manager or adviser to various pooled investment vehicles, including Cruiser Capital Master Fund LP and Metamorphosis IV LLC, and separately managed accounts.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Keith M. Rosenbloom, age 50	The principal occupation of Mr. Rosenbloom is investment management through his ownership and control over the affairs of Cruiser Capital Advisors.	Cruiser Capital Advisors, LLC, an investment adviser located at 501 Madison Avenue, Floor 12A, New York, NY 10022.
Cruiser Capital Master Fund LP	Serves as a pooled investment vehicle.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Metamorphosis IV LLC	Serves as a pooled investment vehicle.	501 Madison Avenue, Floor 12A, New York, NY 10022.
Allen A. Spizzo, age 61	Mr. Spizzo is a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries.	Mr. Spizzo conducts his business from 7013 Marseilles Court Summerfield, NC 27358.

17

William H. Joyce, age 83	Dr. Joyce has been the Chairman and Chief Executive Officer of Advanced Fusion Systems LLC, a developer and manufacturer of power electronics, since 2008.	Advanced Fusion Systems LLC is a developer and manufacturer of power electronics located at 11 Edmond Road, Newtown, CT 06470.
Patrick E. Gottschalk, age 55	Mr. Gottschalk was previously the President of Coatings, Monomers and Additives, a business within the Dow Chemical Co.	200 West Washington Square #3202 Philadelphia, PA 19106
Carol S. Eicher, age 60	Ms. Eicher serves as a director for Tennant Company, a cleaning products and solutions company.	8960 Bay Colony Dr, Apt 203, Naples, FL 34108

With regard to Cruiser Capital Master Fund LP, who is the stockholder of record proposing the nominees, the name and address of (a) any beneficial owner of stock of the Company that is owned by Cruiser Capital Master Fund LP and (b) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Cruiser Capital Master Fund LP or such beneficial owner (each, a "Cruiser Capital Associated Person") is set forth herein. Cruiser Capital Master Fund LP is a holder of record only, and is not the beneficial owner of shares of common stock. The beneficial owners of the shares of common stock held by Cruiser Capital Master Fund LP are Cruiser Capital Advisors, LLC ("Cruiser Capital Advisors") and Keith M. Rosenbloom. Cruiser Capital Advisors is the beneficial owner of the shares of common stock held by Cruiser Capital Master Fund LP because Cruiser Capital Advisors has sole voting and dispositive power over all of the shares. Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of common stock held by Cruiser Capital Advisors on behalf of Cruiser Capital Master Fund LP (Mr. Rosenbloom may also personally invest his own funds in Cruiser Capital Master Fund LP from time to time). Cruiser Capital Master Fund LP does not have the right to obtain voting or dispositive power over any of the shares within sixty days, and is therefore not deemed to beneficially own the shares of common stock, pursuant to Rule 13d-3 promulgated under the Exchange Act.

Cruiser Capital Advisors manages and controls Cruiser Capital Master Fund LP and Metamorphosis IV LLC. Keith M. Rosenbloom manages and controls Cruiser Capital Advisors. Other than the persons identified above and the persons identified below, there are no other persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, Cruiser Capital Master Fund LP or Cruiser Capital Advisors: Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC, and Cruiser Capital, Ltd. Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC and Cruiser Capital, Ltd. do not own, directly or indirectly, any securities of the Company, and are not, and will not be, participants in any solicitation by Cruiser Capital Master Fund LP.

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Name	Business Address
Cruiser Capital Advisors, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital Master Fund LP	501 Madison Avenue, Floor 12A New York, NY 10022
Metamorphosis IV LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Metamorphosis Master Fund LP	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital Metamorphosis Advisors, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital, LLC	501 Madison Avenue, Floor 12A New York, NY 10022
Cruiser Capital, Ltd.	501 Madison Avenue, Floor 12A New York, NY 10022

Cruiser Capital Advisors has sole voting and dispositive power over shares which it manages for Cruiser Capital Master Fund LP, Metamorphosis IV LLC, and separately managed accounts (collectively, the "Cruiser Clients"). Cruiser Capital Advisors is the investment manager on behalf of the Cruiser Clients. Each of the Cruiser Clients has granted Cruiser Capital Advisors the sole and exclusive authority to vote and dispose of the shares of common stock, and this grant of discretion is not terminable within sixty days. Dr. Joyce through his trusts is one of the Cruiser Clients as the trusts have entered into an investment management agreement with Cruiser Capital Advisors granting Cruiser Capital Advisors sole dispositive and voting power. There are not any other proxies (including revocable proxies), contracts, arrangements, understandings or other relationships pursuant to which Cruiser Capital Master Fund LP or Cruiser Capital Associated Persons have a right to vote any shares of common stock.

Cruiser Capital Advisors is entitled to a fee for managing and advising the Cruiser Clients, based upon a percentage of the Cruiser Clients' capital. Cruiser Capital Advisors is also entitled to an allocation of a portion of net profits, if any, generated. Other than as disclosed herein, Cruiser Capital Master Fund LP and the Cruiser Capital Associated Persons are not entitled to any other performance-related fees (other than asset-based fees) based on any increase or decrease in the value of stock of the Company or derivatives thereof.

Cruiser Capital Advisors will reimburse its nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2019 Annual Meeting. Cruiser Capital Advisors will bear the cost of the intended solicitation of proxies for use at the 2019 Annual Meeting. None of the nominees have any arrangement or understandings with any other person pursuant to which they were or are to be selected as a director or nominee for election as a director of the Company. None of the nominees is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

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Appendix A lists certain information regarding ownership of the common stock by the Participants and transactions in the common stock made by the Participants during the past two years.

Except as disclosed herein, no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting.

No Participant has during the past ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). There are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

No Participant knows of any arrangements, including any pledge by any person of securities of the Company or any of the Company's parents, the operation of which may at a subsequent date result in a change in control of the Company.

None of the Participants has any family relationship with any director or officer of the Company.

Except as described herein or in Appendix A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No hedging or other transaction or series of transactions has been entered into by or on behalf of any of the Participants, nor has any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any Participant with respect to any securities of the Company. None of the Participants has pledged any shares as security.

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OTHER MATTERS

Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this Proxy Statement by referring to such information in the Company's proxy statement, eliminating the need for us to provide this information directly in this Proxy Statement. Specifically, we are relying on disclosure in the Company's proxy statement to communicate the following information related to Ashland Global and its affiliates, associates, executive officers, nominees and directors, as applicable and required by the proxy rules: (1) a brief description of any material legal proceedings in which a director or executive officer or any associate of these parties is adverse to the Company or its subsidiaries or has a material interest adverse to the company or its subsidiaries, in accordance with Item 103 (Instruction 4) of Regulation S-K; (2) the information for all directors, director nominees and persons chosen to be directors required by Item 401(a) of Regulation S-K; (3) the information for all executive officers and persons chosen to be executive officers required by Item 401(b) of Regulation S-K; (4) the information for other significant employees required by Item 401(c) of Regulation S-K; (5) the information regarding family relationships required by Item 401(d) of Regulation S-K; (6) the business experience for the past five years of directors, executive officers and nominees, in accordance with Item 401(e)(1) of Regulation S-K; (7) the information regarding directorships with other reporting companies or registered investment companies required by Item 401(e)(2) of Regulation S-K; (8) a description of any of the legal events identified in Item 401(f) of Regulation S-K involving any of the Company's directors, executive officers and nominees during the last ten years that are material to the person's ability or integrity; (9) a description of any transaction that occurred since the beginning of the Company's last fiscal year, or is currently proposed, that the Company is party to which involves a related person and exceeds $120,000, in accordance with Item 404(a) of Regulation S-K; (10) a description of the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a), in accordance with Item 404(b) of Regulation S-K; (11) the identification of any Section 16 insider who failed to file a timely report under Section 16 in the last fiscal year, along with any required information, in accordance with Item 405 of Regulation S-K; (12) the information regarding the audit committee and audit committee matters required by Item 407(d) of Regulation S-K, and Rule 10A-3(d) under the Exchange Act; (13) the information regarding board leadership structure and role in risk oversight required by Item 407(h) of Regulation S-K; (14) the information regarding director independence required by Item 407(a) of Regulation S-K and the listing standards of the NYSE; (15) the information regarding board meetings, attendance and committees required by Item 407(b) of Regulation S-K; (16) the information regarding other corporate governance items required by the listing standards of the NYSE; (17) the information regarding the nominating committee and nominating committee matters required by Item 407(c) of Regulation S-K; (18) the information regarding the compensation committee and compensation committee matters required by Item 407(e) of Regulation S-K; (19) the information regarding stockholder communications required by Item 407(f) of Regulation S-K; (20) information regarding the compensation of directors and executive officers, in accordance with Item 402 of Regulation S-K; (21) information regarding the Company's independent registered public accounting firm; (22) information regarding the delivery of documents to stockholders sharing an address; (23) the security ownership of management and beneficial owners of more than 5% of the stock required by Item 403 of Regulation S-K, and the other information required by such Item; (24) the deadline for submitting stockholder proposals for inclusion in the Company's proxy statement and proxy for the 2019 annual meeting of stockholders under Rule 14a-8 of the Exchange Act, in accordance with Rule 14a-5(e) of the Exchange Act; (25) the amount of outstanding shares; and (26) the date after which a notice of stockholder proposal submitted outside the process of Rule 14a-8 is considered untimely, in accordance with Rule 14a-

21

5(e) of the Exchange Act. We have no knowledge of, or responsibility for, the accuracy of the Company's disclosures in its proxy materials.

ADDITIONAL INFORMATION

The information concerning Ashland Global contained in this Proxy Statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning Ashland Global is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information prepared by Ashland Global.

Ashland Global files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A BLUE PROXY TO THE COMPANY'S BOARD, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A WHITE PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE. IF YOUR SHARES ARE HELD IN "STREET NAME" BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES. YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

22

Please contact Okapi Partners, our proxy solicitors, at the following address, telephone number or website, if you have any questions or require any assistance:



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036
(212) 297-0720

Stockholders and All Others Call Toll-Free: (888) 785-6617

Email: ElevateAshland@okapipartners.com

Sincerely,

Cruiser Capital Master Fund LP

By: Cruiser Capital Advisors, LLC
           General Partner

By: /s/ Keith Rosenbloom
           Keith Rosenbloom
           Managing Member

January 7, 2019

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Appendix A

Name and Address	Shares Held Beneficially	Percent of Class Beneficially Owned	Shares Held of Record	Shares Held By Non-Participant Associates
Cruiser Capital Advisors, LLC 501 Madison Avenue, Floor 12A New York, NY 10022	1,500,824 [3]	2.4%	0	0
Keith M. Rosenbloom 501 Madison Avenue, Floor 12A New York, NY 10022	1,500,824 [4]	2.4%	0	0
Cruiser Capital Master Fund LP 501 Madison Avenue, Floor 12A New York, NY 10022	0 [1]	0%	4,790 [1]	0
Metamorphosis IV LLC 501 Madison Avenue, Floor 12A New York, NY 10022	0 [2]	0%	0 [2]	0
Allen A. Spizzo 501 Madison Avenue, Floor 12A New York, NY 10022	4,330	Less than 1%	0	0
William H. Joyce 501 Madison Avenue, Floor 12A New York, NY 10022	0 [5]	0%	0	0
Patrick E. Gottschalk 501 Madison Avenue, Floor 12A New York, NY 10022	1,000	Less than 1%	0	0
Carol S. Eicher 501 Madison Avenue, Floor 12A New York, NY 10022	0 [6]	0%	0 [6]	0

(1) Cruiser Capital Master Fund LP is the record holder of these shares of common stock. All of the other shares of common stock are held in street name, and pursuant to Rule 13d-3 of the Exchange Act, Cruiser Capital Master Fund LP does not hold these shares beneficially.

(2) Metamorphosis IV LLC is not the record holder of any shares of common stock. All of the shares of common stock held by Metamorphosis IV LLC are held in street name, and pursuant to Rule 13d-3 of the Exchange Act, Metamorphosis IV LLC does not hold these shares beneficially.

(3) Cruiser Capital Advisors has sole voting and dispositive power over these shares, which it manages for Cruiser Capital Master Fund LP, Metamorphosis IV LLC, and separately managed accounts (collectively, the "Cruiser Clients")

(4) Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of common stock managed for the Cruiser Clients.

(5) There are 472,425 shares of common stock in the account of Dr. Joyce, which was entered into by trusts in which Dr. Joyce is a trustee. Mr. Spizzo also serves as a trustee for these trusts. Pursuant to Rule 13d-3 of the Exchange Act, Dr. Joyce and Mr. Spizzo do not hold these shares beneficially.

(6) Ms. Eicher is an investor in Metamorphosis IV LLC. If Ms. Eicher is elected as a director of the Company, then Ms. Eicher will be redeemed out of Metamorphosis IV LLC.

A-1

The Participants hold in the aggregate 1,506,154 shares of common stock of the Company, which represents 2.4% of the outstanding common stock. In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 1,500,824 shares of common stock of the Company acquired at an aggregate cost of approximately $109,443,627, excluding brokerage commissions and, if applicable, less the premium received for put options sold by Cruiser Capital Advisors relating to the common stock. Mr. Spizzo directly invested $294,796 (inclusive of brokerage commissions) in common stock of the Company. The source of these funds was personal investment capital. Mr. Gottschalk directly invested $84,170 (inclusive of brokerage commissions) in common stock of the Company. The source of these funds was personal investment capital.

From time to time, Cruiser Capital Advisors, on behalf of its clients, may purchase common stock on margin provided by banking institutions or brokerage firms on such firms' usual terms and conditions. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. So, all or part of the shares of common stock held may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the common stock reported herein. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. Other than with regard to the margin accounts, as of the date of this notice, the participants do not have any loans secured by shares of common stock.

Other than with regard to the margin accounts, as of the date of this Proxy Statement, none of the Participants have any loans secured by shares of common stock.

No Participant is required to file reports under Section 16 of the Exchange Act, with respect to the common stock.

A-2

Transactions in Shares of the Company

With regard to all shares of common stock purchased or sold within the past two years, set forth below are the dates on which they were purchased or sold and the amount purchased or sold on each such date by Cruiser Capital Advisors, on behalf of the Cruiser Clients, or the applicable nominee. Metamorphosis Master Fund LP, Cruiser Capital Metamorphosis Advisors, LLC, Cruiser Capital, LLC and Cruiser Capital, Ltd. have not had any transactions in shares of common stock within the past two years. Ms. Eicher had no transactions in shares of common stock within the past two years. No "associates" (as defined in Rule 14a-1 of the Exchange Act) of Cruiser Capital Master Fund LP, the Cruiser Capital Associated Persons or the nominees have effected any transactions in shares of common stock, except as set forth herein.

Cruiser Capital Advisors, LLC

Trade Date	Number of Shares Purchased or (Sold)
10/25/2017	1,001*
10/27/2017	2,846*
10/27/2017	889
10/27/2017	627
10/27/2017	62
10/27/2017	5,221
10/31/2017	1,072*
10/31/2017	549
10/31/2017	293
10/31/2017	53
11/3/2017	552*
11/3/2017	274
11/3/2017	146
11/3/2017	28
11/6/2017	17,200*
11/6/2017	7,000
11/6/2017	4,750
11/6/2017	1,500
11/6/2017	10,250
11/16/2017	29,000
11/30/2017	(2,881)*
11/30/2017	(762)
11/30/2017	(1,429)
11/30/2017	(150)
1/17/2018	2,000*
1/26/2018	(2,195)*

A-3

Trade Date	Number of Shares Purchased or (Sold)
1/26/2018	(527)
1/26/2018	(757)
1/26/2018	(126)
1/26/2018	(2,421)
1/29/2018	364*
1/29/2018	126
1/29/2018	88
1/29/2018	20
1/29/2018	402
2/2/2018	3,101*
2/2/2018	1,242
2/2/2018	657
3/1/2018	20,000**
3/2/2018	611*
3/2/2018	239
3/2/2018	125
3/2/2018	25
3/8/2018	2,000
3/13/2018	7,600**
3/14/2018	10,000**
3/15/2018	100**
3/20/2018	10,000**
3/21/2018	20,000**
3/22/2018	766*
3/22/2018	60,000**
3/22/2018	298
3/22/2018	156
3/22/2018	31
3/22/2018	749
3/22/2018	1,000
3/22/2018	1,000
3/22/2018	1,000
3/22/2018	82,850
3/23/2018	50,000**
3/26/2018	611*
3/26/2018	239
3/26/2018	125

A-4

Trade Date	Number of Shares Purchased or (Sold)
3/26/2018	25
3/26/2018	12,500**
3/27/2018	46,700**
3/28/2018	31,200**
3/29/2018	611*
3/29/2018	239
3/29/2018	125
3/29/2018	25
4/2/2018	980*
4/2/2018	346
4/2/2018	230
4/2/2018	49
4/2/2018	919
4/2/2018	50,000**
4/3/2018	388*
4/3/2018	137
4/3/2018	91
4/3/2018	20
4/3/2018	364
4/3/2018	14,500**
4/4/2018	25,000**
4/5/2018	388*
4/5/2018	137
4/5/2018	91
4/5/2018	20
4/5/2018	364
4/6/2018	31,500**
4/9/2018	212*
4/9/2018	82
4/9/2018	43
4/9/2018	8
4/11/2018	385*
4/11/2018	150
4/11/2018	80
4/11/2018	25
4/11/2018	360
4/12/2018	389*

A-5

Trade Date	Number of Shares Purchased or (Sold)
4/12/2018	138
4/12/2018	91
4/12/2018	19
4/12/2018	363
4/13/2018	385*
4/13/2018	150
4/13/2018	79
4/13/2018	15
4/13/2018	371
4/17/2018	457*
4/17/2018	178
4/17/2018	93
4/17/2018	18
4/19/2018	4,742***
4/20/2018	10,000***
4/20/2018	20,000**
4/23/2018	2,000*
4/23/2018	1,000
4/23/2018	1,000
4/23/2018	21,000***
4/24/2018	10,000***
4/24/2018	25,670**
4/25/2018	3,500
4/25/2018	3,500***
4/26/2018	500*
4/26/2018	1,000
4/26/2018	3,500***
4/27/2018	15,000***
4/30/2018	2,500*
4/30/2018	1,000
4/30/2018	500
4/30/2018	3,000
4/30/2018	3,000***
5/1/2018	1,911***
5/1/2018	1,500
5/9/2018	10,200
5/10/2018	4,450

A-6

Trade Date	Number of Shares Purchased or (Sold)
5/14/2018	338
5/14/2018	5,912
5/14/2018	5,669
5/14/2018	581
5/16/2018	24,507
5/17/2018	25,493
5/18/2018	2,200*
5/18/2018	1,700
5/18/2018	1,100
5/18/2018	600
5/18/2018	5,400***
5/22/2018	7,500
5/25/2018	250*
5/25/2018	1,000
5/25/2018	1,000
5/25/2018	250
5/25/2018	2,500***
5/30/2018	700
5/31/2018	1,000*
5/31/2018	1,000
5/31/2018	1,000***
6/4/2018	8,000
6/5/2018	2,643***
6/5/2018	2,000
6/6/2018	5,000
6/13/2018	1,000*
6/13/2018	500
6/13/2018	500
6/13/2018	1,500
6/13/2018	6,500***
6/15/2018	500*
6/15/2018	1,500***
6/18/2018	2,900
6/18/2018	11,600***
6/19/2018	5,000***
6/20/2018	600*
6/21/2018	1,920*

A-7

Trade Date	Number of Shares Purchased or (Sold)
6/21/2018	750
6/21/2018	522
6/21/2018	110
6/21/2018	2,256
6/21/2018	4,442***
6/22/2018	25,000
6/25/2018	3,799*
6/25/2018	876
6/25/2018	1,259
6/25/2018	187
6/25/2018	5,923
6/25/2018	2,000
6/25/2018	25,000
6/25/2018	15,456***
6/26/2018	2,003*
6/26/2018	2,000
6/26/2018	1,500
6/26/2018	300
6/26/2018	2,250
6/26/2018	2,250***
6/26/2018	1,800
6/26/2018	770
6/26/2018	12,980
6/26/2018	12,458
6/26/2018	1,292
6/27/2018	2,000*
6/27/2018	81
6/27/2018	1,419
6/27/2018	1,360
6/27/2018	140
6/27/2018	11,667
6/27/2018	1,666
6/27/2018	11,667
6/28/2018	682*
6/28/2018	264
6/28/2018	138
6/28/2018	650

A-8

Trade Date	Number of Shares Purchased or (Sold)
6/28/2018	2,502
6/28/2018	358
6/28/2018	2,502
7/2/2018	7,339*
7/2/2018	7,047
7/2/2018	1,006
7/2/2018	7,047
7/3/2018	437*
7/3/2018	5,000***
7/5/2018	100*
7/5/2018	1,300***
7/9/2018	100*
7/9/2018	9,900***
7/10/2018	35,000***
7/10/2018	2,333
7/10/2018	334
7/10/2018	2,333
7/11/2018	44,919***
7/11/2018	4,200
7/11/2018	600
7/11/2018	4,200
7/12/2018	1,000*
7/12/2018	24,000***
7/12/2018	5,000
7/12/2018	4,667
7/12/2018	666
7/12/2018	4,667
7/18/2018	3,000*
7/18/2018	2,220
7/18/2018	2,500
7/20/2018	10,275*
7/20/2018	2,896
7/20/2018	4,560
7/20/2018	400
7/20/2018	1,869
7/20/2018	15,000***
8/17/2018	3,000*

A-9

Trade Date	Number of Shares Purchased or (Sold)
8/17/2018	107,200***
8/17/2018	25,100
8/17/2018	200
8/17/2018	4,000
8/17/2018	3,900
8/17/2018	400
8/31/2018	5,138***
9/28/2018	1,000***
10/8/2018	1,000***
10/9/2018	1,000***
10/11/2018	623*
10/11/2018	121
10/11/2018	232
10/11/2018	24
10/12/2018	3,100
10/15/2018	1,000*
10/15/2018	3,000
10/16/2018	401*
10/16/2018	250
10/16/2018	100
10/19/2018	5,000***
10/19/2018	1,500
11/16/2018	14,500
11/21/2018	1,500
12/6/2018	10,000
12/31/2018	(8,219)

* Transactions effected on behalf of Cruiser Capital Master Fund LP's account.

** Transactions effected on behalf of the account of Dr. Joyce, which was entered into by trusts in which Dr. Joyce is a trustee. Mr. Spizzo also serves as a trustee for these trusts.

*** Transactions effected on behalf of the account of Metamorphosis IV LLC.

A-10

Allen A. Spizzo

Trade Date	Number of Shares Purchased or (Sold)
03/02/2018	1,000
04/02/2018	2,000
04/24/2018	2,000
04/30/2018	330
06/04/2018	(1,000)

William H. Joyce

See disclosure above.

A-11

<u>WHITE CARD</u>

ASHLAND GLOBAL HOLDINGS INC.
2019 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED BY CRUISER CAPITAL MASTER FUND LP

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF ASHLAND GLOBAL HOLDINGS INC.

The undersigned hereby appoints Keith M. Rosenbloom, Phillip M. Goldberg, Peter D. Fetzer and Bruce H. Goldfarb, and each of them, attorneys and agents with full power of substitution, as proxy for the undersigned (collectively, the "<u>Proxyholders</u>"), to vote all shares of common stock of Ashland Global Holdings Inc. (the "<u>Company</u>") which the undersigned is entitled to vote at the 2019 Annual Meeting of Stockholders of the Company scheduled to be held at Hotel du Pont, 42 West 11th Street, Wilmington, DE 19801, at Noon Eastern time, on February 8, 2019, including any adjournments, continuations or postponements thereof and at any meeting called in lieu thereof (the "<u>Annual Meeting</u>"), on all matters coming before the Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all actions the herein named Proxyholders, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed on the reverse side and each Proxyholder will vote in his or her discretion with respect to any other matters, unknown a reasonable time before the Annual Meeting, as may properly come before the Annual Meeting, including any proposal to adjourn the Annual Meeting as the Company has provided no notice it may bring any such proposal.

If you return a valid proxy and no specification is made, the shares of stock will be voted (1) "FOR ALL" of the Cruiser Capital Master Fund LP's nominees to serve as directors, and to grant authority to vote for the persons who have been nominated by the Company to serve as directors, other than Brendan M. Cummins, William G. Dempsey, William A. Wulfsohn and Michael J. Ward; (2) "AGAINST" the non-binding advisory resolution to approve the compensation paid to the Company's named executive officers; and (3) "FOR" the ratification of the appointment of Ernst &Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD TODAY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

<u>Important Notice Regarding the Availability of Proxy Materials for the</u>
<u>Stockholder Meeting to be Held on February 8, 2019</u>. This proxy statement and the
accompanying form of WHITE Proxy card are available at www.OkapiVote.com/ASH.

Please mark vote as in this example: ☒

PROPOSAL NO. 1: To elect Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher as directors of the Company.

FOR ALL (except as marked)	**WITHHOLD ALL** (except as marked)
☐	☐

Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) below.

PROPOSAL NO. 2 Company's proposal of a non-binding advisory resolution to approve the compensation paid to the Company's named executive officers.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

PROPOSAL NO. 3 Company's proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2019.

☐ FOR   ☐ AGAINST   ☐ ABSTAIN

In his discretion, each Proxyholder is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments, continuations or postponements thereof, as provided in the proxy statement provided herewith.

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Cruiser Capital Master Fund LP does not expect that any of its nominees will be unable to stand for election, but, in the event any nominee is unable to serve or for good cause will not serve, the shares of stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's organizational documents and applicable law. In addition, Cruiser Capital has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company's organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

The Proxyholders intend to use this proxy to vote (1) "FOR" Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher (the "Cruiser Capital Nominees"), and (2) "FOR" the candidates who have been nominated by the Company other than Brendan M. Cummins, William G. Dempsey, William A. Wulfsohn and Michael J. Ward for whom Cruiser Capital Master Fund LP is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company's proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if the Cruiser Capital Nominees are elected.

FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Signature:	Date:

Signature (if held jointly):

Title(s):
Please sign exactly as name appears on share certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

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The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned

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Calculation Cited by Company Amid Proxy Fight May Overstate Profits for Many Investors

By John Jannarone (http://twitter.com/jannarone), Editor-in-Chief

Strong shareholder returns are perhaps the strongest defense a company can make against investor criticism. But before taking reported numbers at face value, it pays to do some homework.

Consider the case of chemical manufacturer Ashland Global Holdings, which is under pressure from 2.5% shareholder Cruiser Capital to make operational improvements and replace part of its board of directors. Among Cruiser's complaints is the fact that Ashland declined to speak with respected chemical industry veterans Dr. Bill Joyce and Allen Spizzo, both of whom own significant stakes in Ashland. The two men are also part of the investment fund's slate of four nominees to join the company's board.

One of Ashland's responses to Cruiser Capital was that the company has generated strong returns for its shareholders. In a statement dated October 25 (https://investor.ashland.com/news-releases/news-release-details/ashland-issues-statement-regarding-director-nominations), Ashland said the "total stockholder return of Ashland, a component of the S&P 400, has outpaced that index in recent years." The letter goes on to cite figures including a five-year total stockholder return of 73.6% versus 49.7% for the S&P 400. The company reiterated its purported outperformance again last week in a statement to Bloomberg (https://www.bloomberg.com/news/articles/2018-11-20/cruiser-capital-says-ashland-could-be-worth-over-125-per-share).

However, investors who bought and held may have seen far lower returns over that time period. Someone who bought a share of Ashland on October 24, 2013, would have invested $91.34, based on the closing price. Assuming no trades were made, that investment would have grown into three pieces: the value of one share of Ashland, the value of 2.745 shares of Valvoline that investors received as a distribution in May 2017, and dividends from both Valvoline and Ashland. The total on October 24, 2018, would be $132.79, indicating a return of 45.4%, according to calculations by CorpGov (http://www.corpgov.com/). That return is 28.2 percentage points below the 73.6% return Ashland cites in its statement.



What explains the gap? The key is that Ashland's cited figure is the result of a mathematical formula with assumptions that may be unreasonable. In particular, the formula assumes that the spinoff of Valvoline in May 2017 was treated as a dividend that was immediately reinvested into Ashland shares. The company said in its latest annual report that the "effect of the final separation of Valvoline Inc. is reflected in the cumulative total return of Ashland Common Stock as a reinvested dividend." CorpGov (http://www.corpgov.com/) also confirmed that data providers including Capital IQ and Bloomberg use the same calculation for total shareholder return (TSR) that matches the company's figures.

Normally, such a treatment of dividends has a modest effect on return metrics. But in the case of Ashland, the impact is significant. The reason is that at the time of the spinoff, the Valvoline share distribution was actually worth more than the remainder of Ashland itself – by a margin of 51% to 49%. As a result, the decision to pile back into Ashland effectively meant doubling down on the stock. According to an analysis of shareholder return data by CorpGov (http://www.corpgov.com/), investors are assumed to have reinvested in Ashland at a theoretical price of $59.57 on May 12, 2017. Since then, Ashland shares rose significantly – to $72.57 on October 24, 2018 – which explains the outsized returns in the company's cited calculation.

Equally perplexing is the fact that investors simply could not have reinvested in Ashland at the reduced price of $59.57 on May 12 because the stock didn't trade anywhere near that level. The shares in fact closed at $121.75 that day because they didn't yet reflect the dividend. What's more, it took a few days for any sale of Valvoline shares to settle and free up cash to reinvest. By then, Ashland shares were trading a few dollars higher and never fell back below $60.

Among the investors who didn't enjoy the benefit of immediate reinvestment in Ashland are insiders at the company itself – including CEO William Wulfsohn. No board directors have bought more shares of Ashland through the open market since the spinoff, according to public filings.

In a statement to CorpGov, an Ashland spokesman said "Ashland's calculation of total shareholder return assumes reinvestment of dividends. This is a standard, well-accepted approach within the financial community. Of note, the underlying returns of the S&P MidCap 400 that Ashland references as a benchmark utilize this same methodology, providing for an 'apples-to-apples' comparison."

Of course, investors who bought one share on October 24, 2013 and have held both Ashland and Valvoline would have received dividends totaling $7.65 per share – all of which could have been invested somewhere. Generously assuming a 30% return on those dividends, the total five-year return would have been 47.9%. That's still short of the S&P 400 return of 49.7% and well below the return of 68.04% in the S&P 500 (the latter index is worthy of mention because the company said about a year ago it was utilizing the S&P 500 as its peer performance group for compensation purposes).



Tracking the details of Ashland's returns is problematic for regular investors without access to detailed data. Publicly-available sources such as Yahoo Finance don't even publish the pre-spinoff prices at actual historical levels – only those that have been adjusted for the transaction.

Given that Ashland's returns may not be as impressive as they initially appear, it could be more difficult for the company to brush off criticism from an activist shareholder. It is particularly surprising that the company declined to speak to Dr. Joyce, the former CEO of Union Carbide, now a unit of DowDuPont. Dr. Joyce was also the CEO of Hercules, which Ashland acquired in 2008. Ashland has also declined to speak to Mr. Spizzo, former CFO of Hercules, who is on the board of specialty chemical company Ferro Corp.

Ignoring potential input from Messrs. Spizzo and Joyce is troubling because the assets of Hercules now comprise a significant part of Ashland. And that business division, Ashland Specialty Ingredients (ASI), has struggled for the last several years. ASI's adjusted Ebitda margin target of 25% to 27% has been in place since at least 2014 – just before Mr. Wulfsohn took the helm as CEO. But the unit's margin has held well below that level from 23.3% in 2015 to 23.2% in 2018. Growth in adjusted Ebitda has also been sluggish over that timeframe.

It's not the first time an investor noticed problems in Ashland's ASI group. Elmrox Investment Group, which spoke to *The Wall Street Journal* in January 2016 (https://www.wsj.com/articles/shareholder-urges-ashland-to-halt-valvoline-spinoff-1453258865), also argued that operational improvements were needed. In an August 2016 letter reviewed by CorpGov, Daniel Lawrence, who was then Managing Partner at Elmrox, said he was confident that ASI's Ebitda margin could rise above 30%.

Prior to Elmrox, Jana Partners took a stake in Ashland in 2013. Like the two activists that followed, Jana's strategy included operational improvements at Ashland.

Ashland also continues to trade at a discount to peers. The company has an enterprise value, adjusted for debt, of 10.1 times fiscal 2019 consensus earnings, according to FactSet. That compares with forward multiples of 17 times for Balchem, 12.1 times for Sensient Technologies, and 16 times for Croda International.

To be sure, Ashland's stock has had a recent stretch of strong performance since the Valvoline spin. But much of that happened since Cruiser Capital made its presence public a year ago and suggested the company place former Sealed Air CEO Jerome Peribere on the board (which the company did). By contrast, Ashland gained just 5%, including dividends, from the time Mr. Wulfsohn became CEO up until the day before the Valvoline spin in May 2017.

It is likely that many shareholders, particularly those without access to expensive data, would never have known the full story behind Ashland's shareholder returns. In this case, the presence of an activist should prompt investors to dig a little deeper.

Contact:

John Jannarone (http://www.twitter.com/jannarone), Editor-in-Chief

www.CorpGov.com

Editor@CorpGov.com (mailto:Editor@CorpGov.com)

Twitter: @CorpGovernor (http://twitter.com/corpgovernor)

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HOW TO VOTE MY SHARES

To support Cruiser's nominees you must **VOTE ON THE WHITE CARD**. If you have any questions regarding the process on how to vote please contact Okapi Partners at (212) 297-0720

WHO AM I VOTING FOR WHEN I VOTE ON THE WHITE CARD

1. Allen Spizzo
2. Bill Joyce
3. Patrick Gottschalk
4. Carol Eicher
5. Mark Rohr
6. Jerome Peribere
7. Craig Rogerson
8. Jay Ihlenfeld
9. Susan Main
10. Kathleen Wilson-Thompson
11. Janice Teal

HOW ARE BOARD MEMBERS SELECTED

We believe shareholders are entitled to select and elect their board representatives. In a contested election, the top 11 nominees will be elected to Ashland's Board

WHICH COMPANY NOMINEES ARE BEING REPLACED ON THE WHITE CARD

- Brendan Cummins- Chair of Governance & Nominating Committee
- Michael Ward- Member of Governance & Nominating Committee
- William Dempsey- Member of Governance & Nominating Committee
- William Wulfsohn- Chairman of the Board

HOW DID WE GET HERE: BACKGROUND OF THE SOLICITATION

- October 27, 2017, Cruiser Capital submitted to Ashland Global three director nominees to stand for election at the January 2018 Annual Meeting.
- November 27, 2017, following discussions with Ashland Global, Cruiser Capital withdrew its director nominations after the Company agreed to nominate Jerome Peribere to sit on the Board.
- November 28, 2017, Ashland Global announced that it is nominating Mr. Peribere as a Director at the 2018 Annual Meeting. Chairman and CEO William A. Wulfsohn publicly thanked Cruiser Capital for its assistance in recruiting Mr. Peribere.
- November 29, 2017, Mr. Wulfsohn and Seth Mrozek have breakfast with Charlie J. Rose of Cruiser Capital. At that breakfast meeting Mr. Rose asked and Mr. Wulfsohn agreed to allow Cruiser Capital to present directly to the Board. Later that same day at a lunch meeting Mr. Wulfsohn said directly to Mr. Rosenbloom that Cruiser Capital will be allowed to address the Board at some point in the first quarter of 2018.
- December 20, 2017, Cruiser Capital had a call with Barry Perry and Mr. Wulfsohn. On the call Cruiser Capital noted that it felt bringing Mr. Peribere on the Board would be highly accretive and that investors generally agreed. Cruiser Capital noted that there was still a large value gap between Ashland Global's stock market value and its inherent value.
- February 23, 2018, Cruiser Capital sent an email to Ashland Global enquiring as to when Cruiser Capital can present to the Board, as a follow-up on management's commitment to allow Cruiser Capital to present stockholder concerns directly to the Board.
- March 2, 2018, Ashland Global sent an email to Cruiser Capital withdrawing its commitment to allowing Cruiser Capital to present stockholder concerns directly to the Board.
- May 2, 2018, Cruiser Capital requested to speak with Ashland Global management following the fiscal second quarter earnings. Ashland Global did not respond to the request.
- July 16, 2018, Cruiser Capital sent the Board a letter expressing concerns about Ashland Global's history as a financial sponsor and lack of operational execution. Cruiser Capital recommended that they appoint two new directors to the Board, with Dr. Joyce being retained by the Company as an advisor. In the letter, Cruiser Capital recommended that Mr. Spizzo be considered as a Director. Cruiser Capital noted specifically that the "opportunities to grow revenues and to reduce expenses (without necessarily reducing headcount) are ripe." Cruiser Capital also noted that it had other concerns and ideas to discuss, including thoughts on improving growth and margins, that it would like to share with the Board.
- July 23, 2018, Cruiser Capital filed a Schedule 13D and disclosed, among other things, its working relationship with Dr. Joyce and Mr. Spizzo, who have invested $35 million in Ashland Global. (Dr. Joyce owns shares through trusts that are advised by Cruiser Capital Advisers, LLC (Cruiser Capital Advisers is the beneficial owner pursuant to Rule 13d-3 of the Securities Exchange Act of 1934), and Mr. Spizzo owns shares in his own name.)
- July 24, 2018, Cruiser Capital had a conference call with Ashland Global's management. During that call Rosenbloom stated that he believed that Mr. Wulfsohn personally, and the Compar as a whole, would benefit from a discussion with Dr. Joyce. It was stated that Dr. Joyce had

given a lot of thought on how to improve Ashland Global's margins in a way that impressed Cruiser Capital as a stockholder, and that Cruiser Capital believed would impress management as well. Cruiser Capital offered to provide the contact information of Dr. Joyce and the other people mentioned in the July 16, 2018 letter to Ashland Global, and Ashland Global's management declined to get their contact information.

- On the July 24, 2018 call, Ashland stated that Cruiser's July 16th letter spoke for itself and needed no further clarity. Cruiser Capital noted that we have a long and in depth presentation that we would like to share with the Chairman and the Board which was our understanding from November. Cruiser stated that our goal is not to agitate, but to help improve the business.
- August 1, 2018, Cruiser Capital asked Ashland Global if Dr. Joyce and Mr. Spizzo could join a previously scheduled call to discuss Ashland's earnings release and business prospects.
- August 2, 2018, Ashland explicitly requested that Dr. Joyce and Mr. Spizzo not join the earnings review call.
- August 2, 2018, Cruiser Capital had a call with management to review Ashland Global's fiscal third quarter results. Cruiser Capital stated that Mr. Spizzo lives near Ashland Global corporate headquarters in Delaware and as such it would be very convenient for a meeting between the Company and Mr. Spizzo to occur in person.
- August 3, 2018, in response to Cruiser Capital's July 16th letter, Mr. Perry, Lead Independent Director of the Board, sends Cruiser Capital a letter declining to speak directly with Cruiser, directing Cruiser to communicate directly with management.
- September 11, 2018, Cruiser Capital met with CFO Kevin Willis at an investor conference. Cruiser Capital again expressed that it believes it would be beneficial for Ashland Global to speak with both Dr. Joyce and Mr. Spizzo, without Cruiser present, to discuss opportunities to improve Ashland Global. It was expressed that both Dr. Joyce and Mr. Spizzo have no desire to become CEO or serve in a corporate executive role at Ashland Global. At the meeting, Cruiser Capital stated clearly that Mr. Spizzo lives near the Company's Delaware headquarters and would be happy to meet with Ashland's management there.
- October 15, 2018, Cruiser Capital had a call with Ashland Global's management. It was reiterated that Joyce and Mr. Spizzo were stockholders who had no desire to become corporate executives at Ashland Global and only want to share information because they believe they can add value for all stockholders.
- On October 15, 2018, Cruiser Capital asked Ashland Global why the Company had not met with Dr. Joyce or Mr. Spizzo. Management stated that for a nominee to be considered their nomination must be formally submitted. Then the Company will follow its "Director review process" in considering the particular nominees. As a result, Cruiser Capital informed Ashland Global that Cruiser would submit for nomination four nominees to the Board, including Dr. Joyce and Mr. Spizzo which would be required to be made public,
- October 23, 2018, we submitted to Ashland Global our notice of intent to nominate Allen A. Spizzo, William H. Joyce, Patrick E. Gottschalk and Carol S. Eicher to the Board at the Compa

2019 Annual Meeting of Stockholders. We filed the nomination letter with the SEC in an amended Schedule 13D on October 25, 2018.

- October 25, 2018, Ashland Global issued a press release confirming the receipt of our notice of our Director nominations.
- November 2018, a recruiter hired by Ashland Global calls each nominee and engages in a discussion about their background. The recruiter does not solicit the nominees' insights into improving Ashland Global. Neither the Board nor the Company's management talks directly with any of our nominees.
- November 20, 2018, Cruiser Capital sent a letter to the Chairman and CEO, Mr. Wulfsohn, Mr. Perry, Lead Independent Director, and Brendan Cummins, Head of the Governance and Nominating Committee, expressing concerns regarding lack of stockholder engagement, a concern regarding premature M&A activity at a sub-optimal price, and concerns regarding persistent operational underperformance. In that letter Cruiser Capital asked why the Company's management had still not met with Dr. Joyce or Mr. Spizzo.
- December 7, 2018, we filed our Preliminary Proxy Statement.
- January 7, 2019, we filed our Definitive Proxy Statement.

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INVESTORS

Bruce Goldfarb/Jason Alexander

Okapi Partners

Stockholders and All Others Call Toll-Free: (888) 785-6617

ElevateAshland@okapipartners.com

MEDIA CONTACT

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Sloane & Company

(212) 486-9500

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Contact Us

📞 (888) 785-6617

✉ ElevateAshland@okapipartners.com

📍 501 Madison Ave

Floor 12 A

New York NY 10022